KFORCE®

Great People = Great Results℠

TECHNOLOGY

FINANCE & ACCOUNTING

HEALTH INFORMATION MANAGEMENT

GOVERNMENT SOLUTIONS

ANNUAL REPORT **2013**



KFORCE

Kforce is a professional staffing and solutions firm specializing in the areas of technology, finance & accounting, and health information management for commercial and government organizations. Headquartered in Tampa, Florida, Kforce has been matching highly skilled talent and employers since 1962. Today, Kforce provides staffing services and innovative solutions through more than 60 offices located throughout the United States and one in the Philippines. With a commitment to "Great People = Great Results," Kforce is dedicated to being the Firm most respected by those we serve. For more information, please visit www.kforce.com.

TECHNOLOGY

Our Technology staffing specialists have the experience and delivery capability to supply staffing resources in the areas of functional and business management, systems applications development, enterprise data management and infrastructure. From application programmers and network operators, to systems analysts and CIOs, Kforce has an extensive database of qualified candidates to handle all of an organization's technical resource needs.

FINANCE & ACCOUNTING

Our Finance & Accounting staffing specialists provide highly qualified professionals in the functional areas of general accounting, audit services, SEC reporting, periodic financial close and tax preparation support. From CFOs and controllers with Big 4 experience to entry level transactional accounting positions, Kforce has the knowledge and dedication to deliver results for those we serve.

HEALTH INFORMATION MANAGEMENT

For more than 17 years, Kforce Healthcare has offered customized business solutions for Health Information Management services including all aspects of the coding department, revenue cycle and more. We work with healthcare providers across the U.S., many of which are among the nation's top Honor Roll Hospitals.

GOVERNMENT SOLUTIONS

Kforce Government Solutions (KGS), a wholly-owned subsidiary of Kforce, is a government contracting services and solutions provider that has offered a comprehensive portfolio of solutions to a wide range of Federal and Defense agencies since 1970. Headquartered in Fairfax, VA with offices in San Antonio, TX and Tampa, FL, KGS offers a full range of solutions in the areas of Healthcare Informatics, Financial Management and Accounting, Enterprise Technology, Engineering and Intelligence.

THIS ANNUAL REPORT CONTAINS FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS). PLEASE SEE THE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" CONTAINED IN THE INTRODUCTORY PORTION OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013 FOR ADDITIONAL INFORMATION REGARDING FORWARD-LOOKING STATEMENTS.



TO OUR FELLOW SHAREHOLDERS, CLIENTS AND EMPLOYEES:

We are very pleased with full-year results for 2013. Kforce reported revenues for the year ended December 31, 2013 of $1.15 billion, as compared to $1.08 billion for 2012, an increase of 6.4%. On a GAAP basis, Kforce reported net income of $10.8 million, or $0.32 per share, for the year ended December 31, 2013 and a net loss of $13.7 million, or a loss of $0.38 per share for the year ended December 31, 2012. Exclusive of the non-cash goodwill impairment charge and realignment-related charges, net income for the year ended December 31, 2013 was $28.2 million, or $0.84 per share, compared with net income, exclusive of the non-cash goodwill impairment charge, of $30.8 million, or $0.85 per share for 2012. The Firm was aggressive in response to market fluctuations and was able to repurchase 1.8 million shares of stock at a total cost of $27.3 million during the year, which represented 2.6% of the outstanding shares as of December 31, 2012. Additionally, the Firm declared a quarterly dividend of $0.10 at its February 2014 Board of Directors meeting after paying a $0.10 per share dividend in December 2013 in an effort to return capital to shareholders while continuing to focus on our priority of investing in our growing business.

We would like to reflect on many of the changes that have taken place, both in the industry and at Kforce over the past year. Moderate GDP growth rates have resulted in a disproportionate share of job growth coming in the temporary staffing sector. The temp penetration rate reached 2.06% in December 2013, surpassing the all time high of 2.03% reached at the height of the Y2K, ERP and .com boom in 2000. The unemployment rate among college-degreed workers as of January 2014 is 3.2%, about half of the overall U.S. rate of unemployment, and is substantially lower in several of the skill sets Kforce specializes in, particularly in technology. Our revenue footprint and domestic platform are focused in some of the areas of greatest demand in today's knowledge-based economy. We foresee continued benefits to our clients utilizing a more flexible workforce during this tempered non-traditional economic recovery, as they navigate through regulatory, tax and health care reform as well as continued economic uncertainty. We believe our clients will have an increasing desire to migrate towards a flexible workforce. For the year 2013, approximately 10% of total job growth came from temp staffing. These facts suggest that the Flex Supercycle (where staffing is growing faster than historical GDP models would suggest) is real, and that the growth of the sector is no longer simply driven by accelerating GDP. Tech flex is performing particularly well and we believe the temp penetration rate in Tech is significantly greater than the "headline" BLS 2.06%, driven by secular shifts as well as the ubiquitous nature of technology, largely project driven, across our clients' platforms. We believe that all of this bodes well for the future of our Firm.

This past year has also been a year of significant change at Kforce. We began 2013 with a reinvigorated executive team with a mission to accelerate revenue growth through a greater emphasis on an outward bound sales driven culture. Our executive team visited virtually every market and met with hundreds of top clients throughout the United States. We made investments in our revenue generating population, a key component of our strategy in 2013, in order to accelerate revenue growth. This investment and the ramping productivity of our associates drove year-over-year revenue from (1.5)% in Q1 2013 to growth of 12.3% in Q4 2013, which now exceeds year-over-year associate growth of 10.3%. We expect to continue to invest further as the business environment dictates and for revenue growth rates to exceed hiring rates, which will drive improving operating margins. The Firm took significant steps to realign our leadership and revenue enablers in the latter part of 2013. This resulted in pre-tax restructuring charges of $11.9 million in the fourth quarter, with a goal of allocating a higher percentage of roles closer to the customer and accelerating the speed of turning decisions into action. We narrowed our focus, simplified our processes and aligned resources to target the industries and skill sets where we could have the greatest chance of success. This realignment has allowed us to invest further in revenue-generating activities and we believe has created a roadmap to exceed prior peak operating margins of 7.4% as we approach $1.6 billion in revenues.

Looking at our business by service line in 2013:

- Technology ("Tech") Flex is our largest business unit and represents 64.2% of total net service revenues. Tech Flex revenues increased 9.9% in 2013 over 2012. We look forward to continued demand for our Tech Flex business with the goal of further taking market share. We couldn't be more excited and proud of our team as in the fourth quarter of 2013, we saw year-over-year growth of 18.3%. This growth acceleration was largely a result of actions taken by the Firm over the past five quarters of listening to the voice of our field leaders and clients, with a relentless drive for Focus, Simplicity and Accountability in everything we do.

- Revenues for our Finance and Accounting ("FA") business represent 21.0% of our total net service revenues. FA Flex increased 0.6% in 2013 over 2012, and overall demand for our core FA business remains strong. Taken as a whole, our FA unit continues to perform well, and we believe opportunity exists to take additional market share during 2014.

- Revenues of $77.7 million for our Health Information Management ("HIM") Flex business increased 1.6% in 2013 over 2012. Our HIM Flex revenues were at record levels in the fourth quarter and revenue trends continue to be promising as we move into 2014. Hospital spend continues to improve, particularly related to project services and remote coding. We look forward to opportunities that are evolving for both HIM and Tech Flex related to the transition to electronic medical records and the impending mandated adoption of ICD-10, set for October 1, 2014.

- Revenues for Kforce Government Solutions ("GS") of $91.9 million increased 0.6% in 2013 as compared to 2012. Government contractors continue to see the negative impacts from the challenging federal procurement environment, fiscal concerns and funding cuts, which could impact GS in the future. During the fourth quarter of 2013, we performed a strategic review of our Government segment which has resulted in a renewed focus on the prime solutions aspects of the business. The refinement of our KGS business will impact the near-term forecast but we believe will ultimately yield a higher quality revenue stream. Also, as part of the realignment, we welcomed Pat Moneymaker back to Kforce as Chairman and CEO of Kforce Government Solutions in January 2014. As a result of the strategic review, we took a non-cash goodwill impairment charge in the fourth quarter of 2013 of $14.5 million.
- Permanent placement ("Search") revenues of $48.9 million increased 2.5% in 2013 over 2012. While Search remains an important part of our business, we continue to focus on increasing our market share for Flex revenues.

In the aggregate, the Firm provides consultants to approximately 3,000 clients at any time. We have a diversified revenue stream, with no one client constituting more than 3% of total revenues. Our revenue generator headcount increased 10.3% in 2013 over 2012. We continue to see contributions from all tenure populations and experience better than average historic retention levels for the Firm. A key driver in further accelerating growth is to continue to refine our territory management and allocation of resources to efficiently meet customer needs with the right mix and volume of associates. We have a large portfolio of excellent clients, and deeper penetration into existing opportunities will be a key to our success. Associate mix remains highly weighted in the tenure range of less than 15 months, so overall productivity levels have significant room to improve.

As part of the changes that took place in 2013, we have fully integrated our Premier Customer group into our Field Leadership team enhancing our alignment to serve and delight our premier clients. This change streamlines decision making driving greater consistency and focus around sales activity, while more effectively positioning us to partner with these customers to quickly adjust to the pace of change taking place within these large consumers of the services we provide. As we move through 2014, we intend to further redefine our value proposition and evolve our approach around customer intimacy. From a delivery standpoint, we have narrowed the focus of our National Recruiting Center ("NRC") to target skill sets and industries in which this national delivery model can be applied most efficiently. The NRC also continues to serve as a training ground for developing new talent that may be deployed for Field office assignments. During 2013, approximately 32% of additions to associate staff in field offices came from the NRC. We believe further development of this strategy could positively impact turnover rates as the training received during their tenure in the NRC improves their ability to ramp. We are also working on a plan to create greater efficiency in serving our West Coast clients by reallocating a portion of NRC resources to a facility on the West Coast.

Looking forward to 2014, we believe there remains significant opportunity for continued market share capture. This is against a backdrop of Kforce having only a 3% market share in a growing U.S. professional staffing market where the demand for the skilled talent, particularly in technology, that we provide has remained very much intact. We also believe that given the continued solid demand for our services, it is prudent to continue to invest in the Firm, particularly in field sales and delivery. Our belief is that we are in a period of growth for both the Firm and the industry, and that this investment will allow us to maintain our revenue growth rates and over time exceed prior peak operating margins.

We appreciate your interest in and support for Kforce. Thanks to each and every member of our field and corporate teams, and to our consultants, clients and shareholders for allowing us the privilege of serving you.



David L. Dunkel
Chairman and
Chief Executive Officer



Joseph J. Liberatore
President

SELECTED FINANCIAL DATA

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with Kforce's Consolidated Financial Statements and the related notes thereto incorporated into this Annual Report, hereinafter collectively referred to as "Consolidated Financial Statements."

Years Ended December 31,	**2013(1)(2)**	2012(3)(4)	2011	2010	2009
(In thousands, except per share amounts)					
Net service revenues	**$1,151,887**	$1,082,479	$1,004,747	$886,657	$802,108
Gross profit	**369,612**	347,933	317,747	283,846	257,230
Selling, general and administrative expenses	**323,933**	322,436	274,072	251,156	238,365
Goodwill impairment	**14,510**	69,158	—	—	—
Depreciation and amortization	**9,846**	10,789	12,505	12,589	11,673
Other expense, net	**1,225**	1,116	1,256	1,236	1,085
Income (loss) from continuing operations, before income taxes	**20,098**	(55,566)	29,914	18,865	6,107
Income tax expense (benefit)	**9,311**	(19,854)	10,858	6,869	2,684
Income (loss) from continuing operations	**10,787**	(35,712)	19,056	11,996	3,423
Income from discontinued operations, net of income taxes	**—**	22,009	8,100	8,638	9,450
Net income (loss)	**$ 10,787**	$ (13,703)	$ 27,156	$ 20,634	$ 12,873
Earnings (loss) per share–basic, continuing operations	**$0.32**	$(1.00)	$0.50	$0.30	$0.09
Earnings (loss) per share–diluted, continuing operations	**$0.32**	$(1.00)	$0.49	$0.30	$0.09
Earnings (loss) per share–basic	**$0.32**	$(0.38)	$0.72	$0.52	$0.33
Earnings (loss) per share–diluted	**$0.32**	$(0.38)	$0.70	$0.51	$0.33
Weighted average shares outstanding–basic	**33,511**	35,791	37,835	39,480	38,485
Weighted average shares outstanding–diluted	**33,643**	35,791	38,831	40,503	39,330
Cash dividend declared per share	**$0.10**	$ 1.00	$ —	$ —	$ —

As of December 31,	**2013(1)(2)**	2012(3)(4)	2011	2010	2009
(In thousands)					
Working capital	**$ 112,913**	$ 72,685	$ 103,075	$ 64,878	$ 57,924
Total assets	**$ 347,768**	$ 325,149	$ 409,672	$391,044	$339,825
Total outstanding borrowings–Credit Facility	**$ 62,642**	$ 21,000	$ 49,526	$ 10,825	$ 3,000
Total long-term liabilities	**$ 100,562**	$ 56,429	$ 93,393	$ 36,904	$ 33,887
Stockholders' equity	**$ 157,233**	$ 169,846	$ 233,115	$253,817	$226,725

(1) Kforce recognized a goodwill impairment charge of $14.5 million related to the GS reporting unit during 2013. The tax benefit associated with this impairment charge was $5.2 million, resulting in an after-tax impairment charge of $9.3 million.

(2) During the three months ended December 31, 2013, Kforce commenced a plan to streamline its leadership and support-related structure to better align a higher percentage of personnel in roles that are closest to the customer through an organizational realignment. As a result of the organizational realignment, Kforce incurred severance and termination-related expenses of $7.1 million during 2013 which were recorded within selling, general and administrative expense. Additionally, in connection with the realignment and succession planning, the Compensation Committee approved discretionary bonuses of $3.6 million paid to a broad group of senior management during the fourth quarter of 2013.

(3) Kforce recognized a goodwill impairment charge of $69.2 million related to the GS reporting unit during 2012. The tax benefit associated with this impairment charge was $24.7 million, resulting in an after-tax impairment charge of $44.5 million.

(4) In connection with the disposition of Kforce Clinical Research, Inc. ("KCR"), as described below, the Board exercised its discretion, as permitted within the Kforce Inc. 2006 Stock Incentive Plan, to accelerate the vesting, for tax planning purposes, of substantially all of the outstanding and unvested restricted stock and alternative long-term incentive ("ALTI") awards on March 31, 2012, which resulted in the acceleration of $31.3 million of compensation expense and payroll taxes recorded during the three months ended March 31, 2012.

During the three months ended March 31, 2012, Kforce disposed of KCR for a purchase price of $50.0 million plus a $7.3 million post-closing working capital adjustment. As a result, the results of operations of KCR have been presented as discontinued operations for each year presented above. See Note 2 – "Discontinued Operations" to the Consolidated Financial Statements for more detail.

STOCK PRICE PERFORMANCE

The following graph is a comparison of the cumulative total returns for Kforce common stock as compared with the cumulative total return for the 2013 Industry Peer Group and the NASDAQ Stock Market (U.S.) Index. Kforce's cumulative return was computed by dividing the difference between the price of Kforce common stock at the end of each year and the beginning of the measurement period (December 31, 2008 to December 31, 2013) by the price of Kforce common stock at the beginning of the measurement period. Cumulative total return for Kforce, the 2013 Industry Peer Group and the NASDAQ include dividends in the calculation of total return and are based upon an assumed $100 investment on December 31, 2008, with all returns weighted based on market capitalization at the end of each discrete measurement period. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of Kforce common stock. For purposes of the stock price performance graph below, Kforce has been excluded from the 2013 Industry Peer Group.



300
275
250
225
200
175
150
125
100
75
Dollars
2008
2009
2010
2011
2012
2013
End of Year
Kforce Inc.
NASDAQ Stock Market (Composite)
2013 Industry Peer Group

Investment of $100 on December 31, 2008	2008	2009	2010	2011	2012	2013
Kforce Inc.	100.0	162.9	210.8	160.6	201.7	287.8
NASDAQ Stock Market (Composite)	100.0	143.9	168.2	165.2	191.5	264.8
2013 Industry Peer Group	100.0	141.0	163.2	125.4	149.9	234.8

2013 Industry Peer Group:

CDI Corporation
CIBER, Inc.
Computer Task Group Inc.
Manpower Inc.
On Assignment, Inc.
Resources Connection, Inc.
Robert Half International Inc.
TrueBlue Inc.

The industry peer group is one of the building blocks of the executive compensation program as it provides the Committee with fact-based data and insight into external compensation practices. The industry peer group provides information about pay levels, pay practices and performance comparisons. The primary criterion for peer group selection includes peer company customers, revenue footprint (revenues derived from different industries as a percentage of total revenues), geographical presence, talent, capital, size (total revenues, market capitalization and domestic presence), complexity of operating model and annual revenues. Additionally, Kforce includes companies with which we compete for executive level talent. FY 2013 revenues and market capitalization for Kforce was $1.15 billion and $690.1 million, respectively, which compares to the median FY 2013 revenues and market capitalization of the 2013 Industry Peer Group of $982.6 million and $809.3 million, respectively.

There was no change in the Industry Peer Group between 2012 and 2013.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock trades on the NASDAQ Global Select Market under the symbol "KFRC." The following table sets forth, for the periods indicated, the high and low intra-day sales price of our common stock, as reported on the NASDAQ Global Select Market. These prices represent inter-dealer quotations without retail markups, markdowns or commissions, and may not represent actual transactions.

Three Months Ended	March 31,	June 30,	September 30,	December 31,
2013				
High	**$16.65**	**$16.43**	**$17.99**	**$21.37**
Low	**$13.36**	**$12.23**	**$14.69**	**$16.83**
2012				
High	$15.02	$15.40	$14.43	$14.92
Low	$12.01	$12.14	$10.34	$10.66

From January 1, 2014 through February 24, 2014, the high and low intra-day sales price of our common stock was $21.71 and $17.30, respectively. On February 24, 2014, the last reported sale price of our common stock on the NASDAQ Global Select Market was $20.76 per share.

Holders of Common Stock

As of February 24, 2014, there were approximately 182 holders of record.

Dividends

A cash dividend on common stock of $0.10 per share was declared on December 4, 2013 and paid on December 30, 2013 to shareholders of record as of the close of business on December 16, 2013. A special cash dividend on common stock of $1.00 per share was declared on December 7, 2012 and paid on December 27, 2012 to shareholders of record as of the close of business on December 17, 2012.

We currently expect to continue to declare and pay quarterly dividends of an amount similar to our December 2013 dividend of $0.10 per share. However, the declaration and payment of future dividends are discretionary and will be subject to determination by our Board of Directors each quarter following its review of our financial performance. There can be no assurances that dividends will be paid in the future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks inherent in its operations, Kforce is exposed to certain market risks, primarily changes in interest rates.

As of December 31, 2013, we had $62.6 million outstanding under our Credit Facility. Our weighted average effective interest rate on our Credit Facility was 1.57% at December 31, 2013. A hypothetical 10% increase in interest rates in effect at December 31, 2013 would have an increase to Kforce's annual interest expense of less than $0.1 million.

We do not believe that we have a material exposure to fluctuations in foreign currencies because our international operations represented approximately 2% of net service revenues for the year ended December 31, 2013, and because our international operations' functional currency is the U.S. Dollar. However, Kforce will continue to assess the impact which currency fluctuations could have on our operations going forward.

Company Overview

We are a provider of professional and technical specialty staffing services and solutions and operate through our corporate headquarters in Tampa, Florida, 62 field offices located throughout the United States and one office in Manila, Philippines. Kforce was incorporated in 1994 but its predecessor companies, Romac & Associates, Inc. and Source Services Corporation have been providing staffing services since 1962. Kforce completed its Initial Public Offering in August 1995.

We provide our clients staffing services and solutions through four operating segments: Technology ("Tech"), Finance and Accounting ("FA"), Health Information Management ("HIM") and Government Solutions ("GS"). Our Tech segment includes the results of Kforce Global Solutions, Inc. ("Global"), a wholly-owned subsidiary, which has an office in the Philippines. HIM and GS segments are organized and managed by specialty because of the unique operating characteristics of each business.

The following charts depict the percentage of our total revenues for each of our segments for the years ended December 31, 2013, 2012 and 2011:


2013
8.0%
GS
6.8%
HIM
64.2%
Tech
21.0%
FA
2012
8.5%
GS
7.1%
HIM
62.4%
Tech
22.0%
FA
2011
9.2%
GS
6.8%
HIM
62.1%
Tech
21.9%
FA

Tech

Our Tech segment provides both temporary staffing and permanent placement services to our clients, focusing primarily on areas of information technology such as systems/applications programmers and developers, senior-level project managers, systems analysts, enterprise data management and e-business and networking technicians. The average bill rate for our Tech segment for 2013 was approximately $65 per hour. Our Tech segment provides service to clients in a variety of industries with a strong footprint in healthcare, financial services and government integrators. A recent report published by Staffing Industry Analysts ("SIA") provides an expectation that temporary technology staffing could experience growth of 7% in 2014. We believe the continued high growth is due to the continuing use of temporary staffing as a solution during uncertain economic cycles, the increasing cost of employment driving the systemic use of temporary staffing, particularly in project-based work such as technology, and an increasing influence of technology in business driving up the overall demand for Tech talent. SIA also acknowledges that notable skill shortages in certain technology skill sets will continue, which we believe will result in strong future growth in our Tech segment.

FA

Our FA segment provides both temporary staffing and permanent placement services to our clients in areas such as general accounting, business analysis, accounts payable, accounts receivable, financial analysis and reporting, taxation, budget preparation and analysis, mortgage and loan processing, cost analysis professional administrative, credit and collections, audit services, and systems and controls analysis and documentation. Our FA segment provides service to clients in a variety of industries with a strong footprint in financial services organizations and government integrators. The average bill rate for our FA segment for 2013 was approximately $32 per hour. A recent report published by SIA indicated that the market for temporary finance/accounting work is expected to expand 5% during 2014.

HIM

Our HIM segment provides temporary staffing services to our clients, which primarily consist of acute care facilities, hospitals, and physician clinics. Our HIM professionals provide services in the middle stage of the revenue cycle in areas such as health information management, to include medical coding, charge capture and cancer/trauma registry. The average bill rate for our HIM segment for 2013 was approximately $62 per hour. We believe there will be strong demand in health information management through 2014 given requirements and deadlines for the International Statistical Classification of Diseases and Related Health Problems, 10th edition ("ICD-10") conversion and electronic health record implementation.

GS

Our GS segment provides Tech and FA professionals to the Federal Government as both a prime and a subcontractor. The GS contracts are concentrated on customers that are less impacted by sequestration threats, such as healthcare. GS offers integrated business solutions to its customers in areas such as: information technology, healthcare informatics, data and knowledge management, research and development, financial management and accounting, among other areas. Substantially all GS services are supplied to the Federal Government through field offices located in the Washington, D.C. metropolitan area, San Antonio, Texas and Austin, Texas. During the fourth quarter of 2013, Kforce management made a strategic business decision with regard to the GS segment to focus its service offerings and efforts on prime integrated business solution services. As a result of this change in focus, management plans to reallocate existing investments in the business and redirect the business development team to concentrate on a more specific and, in our opinion, a higher quality revenue stream. These plans will ultimately result in the transition away from certain existing revenue streams, specific revenue-generating contracts and opportunities in the business development life cycle that do not fit within the revised strategic scope of service offerings, including pure staff augmentation as well as product sales. The change in strategy, coupled with the lengthy contract procurement cycle within the government sector of approximately 18 months for solution-based services, is expected to have a negative impact on near-term growth prospects of the GS segment and, as a result, we believe GS will experience a moderate reduction in revenues and profitability over the next few years.

Types of Staffing Services

Kforce's staffing services consist of temporary staffing services ("Flex") and permanent placement services ("Search"). For the three years ended December 31, 2013, 2012 and 2011, Search represented 4.2%, 4.4% and 4.3% of total Kforce revenue, respectively.

Flex

We provide our clients with qualified individuals ("consultants") on a temporary basis when it is determined that they have the appropriate skills and experience and are "the right match" for our clients. We recruit consultants from the job boards, from our associates' networks, from social media networks and from passive candidates we identify who are currently employed and not actively seeking another position. Our success is dependent upon our employees' ("associates") ability to: (1) understand and acknowledge our clients' needs; (2) determine and understand the capabilities of the consultants being recruited; and (3) deliver and manage the client-consultant relationship to the satisfaction of both our clients and our consultants. We believe proper execution by our associates and our consultants directly impacts the longevity of the assignments, increases the likelihood of being able to generate repeat business with our clients and fosters a better experience for our consultants, which has a direct correlation to their redeployment.

Flex revenue is driven by the number of total hours billed and established bill rates. Flex gross profit is determined by deducting consultant pay, benefits and other related costs from Flex revenues. Flex associate commissions, related taxes and other compensation and benefits as well as field management compensation are included in Selling, General and Administrative expenses ("SG&A"), along with administrative and corporate compensation. The Flex business model involves attempting to maximize the number of consultant hours and bill rates, while managing consultant pay rates and benefit costs, as well as compensation and benefits for our core associates. Flex revenue also includes solutions provided through our GS segment. These revenues involve providing longer-term contract services to the customer primarily on a time-and-materials basis but also on a fixed-price and cost-plus basis.

Search

Our Search business is a significantly smaller, yet important, part of our business that involves locating qualified individuals ("candidates") for permanent placement with our clients. We primarily perform these searches on a contingency basis; thus, fees are only earned if the candidates are ultimately hired by our clients. The typical structure for search fees is based upon a percentage of the placed individual's annual compensation in their first year of employment, which is known at the time of placement. We recruit permanent employees from the job boards, from our associates' networks, social media networks and from passive candidates we identify who are currently employed and not actively seeking another position. Also, there are occasions where consultants are initially assigned to a client on a Flex basis and later are converted to a permanent placement, for which we may also receive a Search fee (referred to as "conversion revenue"). We target clients and recruits for both Flex and Search services, which contributes to our objective of providing integrated solutions for all of our clients' human capital needs.

Search revenues are driven by placements made and the resulting fees billed and are recognized net of an allowance for "fallouts," which occur when placements do not complete the applicable contingency period. Although the contingency period varies by contract, it is typically 90 days or less. This allowance for fallouts is estimated based upon historical experience with Search placements that did not complete the contingency period. There are no consultant payroll costs associated with Search placements, thus, all Search revenues increase gross profit by the full amount of the fee. Search associate commissions, compensation and benefits are included in SG&A.

Business Strategy

The key elements of our business strategy include the following:

Enhanced Customer Focus. During 2013, Kforce streamlined the Firm's leadership and revenue enablers in an effort to align a higher percentage of roles closer to the customer, supporting our significant focus to provide more consistent and effective service to our clients and our consultants. The new alignment has resulted in a more significant focus on our revenue-generating activities and has resulted in more streamlined processes and tools that should enable us to simplify and improve how we do business with our clients and consultants.

We believe we have developed long-term relationships with our clients by repeatedly providing solutions to their specialty staffing requirements. We strive to differentiate ourselves by working closely with our clients to understand their needs and maximize their return on human capital. In addition, Kforce's ability to offer flexible staffing solutions, coupled with our permanent placement capability, offers the client a broad spectrum of specialty staffing services. We believe this ability enables Kforce to emphasize consultative rather than transactional client relationships, and therefore facilitates further client penetration and the expansion of our share of our clients' staffing needs.

We believe our consultants are a significant component in delivering value to our clients. We are focused on efficient and effective consultant care processes, such as onboarding, frequent and ongoing communication and programs to redeploy our consultants in a timely fashion. We strive to increase the tenure and loyalty of our consultants and be their "Employer of Choice," thus enabling us to deliver the highest quality talent to our clients.

Invest in Headcount of Revenue Generators. Given the current and expected future demand in the marketplace for the services provided by Kforce and our most tenured associates' performance continuing to remain near peak levels, the Firm made significant investments starting in Q4 2012 and throughout 2013 in the hiring of associates that are responsible for generating revenue. The increase in revenue generator headcount from Q4 2012 to Q4 2013 was 10.3%. New associates typically take six to nine months to begin performing at expected levels. Accordingly, we expect that the investment in 2013 will result in more revenue growth during 2014. Going forward, the Firm expects to continue to hire additional revenue generators in those lines of business, geographies and industries that we believe present the greatest opportunity.

Retain our Great People. A significant focus of Kforce is on the retention of our tenured and top performing associates. We ended fiscal 2013 with a highly tenured management team, field sales team and back office employees, which we believe will continue to enhance our ability to achieve future profitable growth.

Optimize Operating Margins. The optimization of operating margins remains the ultimate goal for Kforce as we strive to deliver profitable revenue growth. We believe our revenue-focused alignment and streamlined infrastructure will allow us to meet the needs of our clients and consultants in the most cost effective manner possible.

Narrow the Focus for Our GS Segment. The Firm has made a strategic business decision with regard to the GS segment to focus its service offerings and efforts on prime integrated business solution services. The strategy going forward will include a renewed focus on the prime solutions aspects of this business, and less emphasis on other aspects of the portfolio, including pure staff augmentation as well as product sales.

Invest in Large Client Relationships. A focus of Kforce is cultivating relationships with premier partners and strategic clients, both in terms of annual revenues and geographic dispersion. In order to achieve greater penetration within each of our largest accounts, we work to foster an understanding of our client's needs holistically while building a consultative partnership rather than a transactional client relationship. We are increasingly concentrated on bringing our core employees closer to the customer, and with that in mind we have integrated our largest accounts leadership team into our field leadership team, enhancing our alignment to serve these clients. We believe that this strategy will allow us to more effectively drive expansion in our share of our clients' staffing needs, as well as capturing additional overall market share.

Focus on Value-Add Services. Finding the right match for both our clients and consultants is our ultimate priority. The placement of our highly skilled consultants requires operational and technical skill to effectively recruit and evaluate personnel, match them to client needs, and manage the resulting relationships. We believe the proper placements of consultants with the right clients will serve to balance the desire for optimal volume, rate, effort and duration of assignment, while ultimately maximizing the benefit for our clients, consultants and the Firm. We concentrate resources among Tech, FA, HIM and GS to the areas of highest anticipated demand to adapt to the ever-changing landscape within the staffing industry. We believe our historical focus in these markets, combined with our staff's operating expertise, provides us with a competitive advantage.

Continue to Develop and Optimize our National Recruiting Center ("NRC"). We believe our centralized NRC offers us a competitive advantage. The NRC is particularly effective at increasing the quality and speed of delivery services to our clients with demands for high volume staffing. The

NRC identifies and interviews active candidates from nationally contracted job boards, Kforce.com, as well as other sources, then forwards qualified candidates to Kforce field offices to be matched to available positions. The NRC has continued to evolve throughout 2013, and supports all of our operating segments. There continues to be a significant demand for its resources. We continue to focus on job order prioritization, which places greater attention on orders that we believe present the greatest opportunity and streamlining the NRC's focus to more specific industries, customer segments and skill sets to create leverage. A continued focus for 2014 will be to enhance the performance of the NRC in meeting demand, and enhance our efforts to support future growth by building a pipeline of qualified candidates as well as evolving its international talent solution strategy. The Firm will continue to utilize the NRC as a training ground for field sales as top performers in the NRC with a strong knowledge of the delivery system will move into field sales roles. Additionally, during 2014 we are working on a plan to create greater efficiency in serving our West Coast clients by reallocating a portion of the NRC resources to a facility on the West Coast.

Leverage Infrastructure. A significant focus for Kforce is to more effectively leverage the functionality built over the last several years with its front-end and back office technology infrastructure. We believe our back office system software provides a competitive advantage through the enhancement of the efficiency and performance of our sales and delivery functions. We will continue to selectively improve our front-end systems and our back office systems, including our ERP and time collection and billing systems, in areas that we believe will generate additional operating leverage. During 2014, Kforce will be adopting and implementing an Agile software development methodology (whereby requirements and solutions evolve through cross-functional teams), and undergoing an organization transformation in order to maximize the responsiveness and velocity by which value is delivered through our technology investments.

Encourage Employee Achievement. We focus on promoting and maintaining a quality-focused, energetic, results-oriented culture. Our field associates and corporate personnel are given incentives (which include competitions with significant prizes and internal recognition, in addition to bonuses) to encourage achievement of Kforce's corporate goals and high levels of service. The Firm has continued to utilize AMP! (a.k.a. Actions Maximizing Performance), a metrics-based system, in order to provide associates with current and historical performance measures relative to their Kforce peers. We believe this system fuels healthy competition and assists associates in reaching their maximum performance levels.

Industry Overview

We serve Fortune 1000 companies, the Federal Government, state and local governments, local and regional companies, and small to mid-sized companies. Our 10 largest clients represented approximately 21% of revenues and no single customer accounted for more than 3% of revenues for the year ended December 31, 2013. The specialty staffing industry is made up of thousands of companies, most of which are small local firms providing limited service offerings to a relatively small local client base. We believe Kforce is one of the 10 largest publicly-traded specialty staffing firms in the United States. According to a recent report by SIA, 105 companies reported at least $100 million in U.S. staffing revenues in 2012 and these 105 companies represent an estimated 54.1% of the total market. Competition in a particular market can come from many different companies, both large and small. We believe, however, that our geographic presence, diversified service offerings, NRC, focus on consistent service and delivery and effective job order prioritization, all provide a competitive advantage, particularly with clients that have operations in multiple geographic markets. In addition, we believe that our diversified portfolio of service offerings is primarily concentrated in areas with significant growth opportunities in both the short and long term.

Based upon previous economic cycles experienced by Kforce, we believe that times of sustained economic recovery generally stimulate demand for substantial additional U.S. workers and, conversely, an economic slowdown results in a contraction in demand for additional U.S. workers. From an economic standpoint, temporary employment figures and trends are important indicators of staffing demand, which improved during 2013 at a greater rate than 2012 based on data published by the Bureau of Labor Statistics ("BLS"). Total temporary employment increased 9.6% and the penetration rate (the percentage of temporary staffing to total employment) increased 8.4% from December 2012 to December 2013, bringing the rate to 2.06% in December 2013, an all-time high. While the macro-employment picture remains uncertain, it has continuously improved, with the unemployment rate at 6.7% as of December 2013, and non-farm payroll expanding an average of 182,000 jobs per month in 2013. Also, the college-level unemployment rate, which serves as a proxy for professional employment and is more closely aligned with the Firm's business strategy, was at a low 3.3% in December 2013. Management believes that uncertainty in the overall U.S. economic outlook related to the political landscape, potential tax changes, geo-political risk and impact of health care reform, will continue to fuel growth in temporary staffing as employers may be reluctant to increase full-time hiring. Additionally, we believe the increasing costs of employment may be driving a systematic shift to an increased use of temporary staff as a percentage of the total workforce, which is creating reduced cyclicality in the business. If the penetration rate of temporary staffing continues to experience growth in the coming years, we believe that our Flex revenues can grow significantly even in a relatively modest growth macro-economic environment. Management remains optimistic about the growth prospects of the temporary staffing industry, the penetration rate, and in particular, our revenue portfolio. Of course, no reliable predictions can be made about the general economy, the staffing industry as a whole, or specialty staffing in particular.

According to a recent staffing industry forecast published by SIA, the U.S. temporary staffing industry generated estimated revenues of $82.0 billion in 2010, $92.5 billion in 2011, and $99.0 billion in 2012; with projected revenues of $103.9 billion in 2013 and $108.9 billion in 2014. Based on projected revenues of $103.9 billion for the U.S. temporary staffing industry, this would put the Firm's market share at approximately 1%. Therefore, our previously discussed business strategies are sharply focused around expanding our share of the U.S. temporary staffing market and further penetrating our existing clients' staffing needs.

Over the last several years, our GS segment's operations have been adversely impacted by the (i) continued uncertainty of funding levels of various Federal Government programs and agencies, (ii) uncertain macro-economic and political environment, and (iii) unexpected significant delays in the start-up of already executed and funded projects, which we believe were due to acute shortages of acquisition and contracting personnel within certain Federal Government agencies. During the third quarter of 2013, the Federal Government did not pass a substantial funding bill, which resulted in a 16-day government shutdown. The shutdown ended on October 16, 2013 when the U.S. Congress agreed to a deal that extended funding for government services until January 15, 2014 and extended the debt ceiling through February 7, 2014. On January 15, 2014, Congress passed a budget for fiscal year 2014. GS management remains cautiously optimistic as it cannot predict the outcome of past, current and future efforts to reduce federal spending and whether these efforts will materially impact the future budgets of federal agencies that are clients of our GS segment.

This section is intended to help the reader understand Kforce, our operations, and our present business environment. This MD&A should be read in conjunction with our Consolidated Financial Statements and the accompanying notes thereto contained in this Annual Report as well as Business Overview for an overview of our operations and business environment.

This overview summarizes the MD&A, which includes the following sections:

- *Executive Summary*—an executive summary of our results of operations for 2013.
- *Critical Accounting Estimates*—a discussion of the accounting estimates that are most critical to fully understanding and evaluating our reported financial results and that require management's most difficult, subjective or complex judgments.
- *New Accounting Standards*—a discussion of recently issued accounting standards and their potential impact on our Consolidated Financial Statements.
- *Results of Operation*—an analysis of Kforce's consolidated results of operations for the three years presented in its Consolidated Financial Statements. In order to assist the reader in understanding our business as a whole, certain metrics are presented for each of our segments.
- *Liquidity and Capital Resources*—an analysis of cash flows, off-balance sheet arrangements, stock repurchases and contractual obligations and commitments and the impact of changes in interest rates on our business.

On March 31, 2012, Kforce sold all of the issued and outstanding stock of KCR. See Note 2 – "Discontinued Operations" to the Notes to Consolidated Financial Statements, included in this annual report. The results presented in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2012 and 2011 include activity relating to KCR as discontinued operations. Except as specifically noted, our discussions below exclude any activity related to KCR, which is addressed separately in the discussion of income from discontinued operations, net of income taxes.

EXECUTIVE SUMMARY

The following is an executive summary of what Kforce believes are important 2013 highlights, which should be considered in the context of the additional discussions herein and in conjunction with the Consolidated Financial Statements and notes thereto. We believe such highlights are as follows:

- Net service revenues increased 6.4% to $1.15 billion in 2013 from $1.08 billion in 2012. Net service revenues increased 9.4% for Tech, 1.7% for FA, 1.5% for HIM, and 0.6% for GS.
- Flex revenues increased 6.6% to $1.10 billion in 2013 from $1.03 billion in 2012.
- Search revenues increased 2.5% to $48.9 million in 2013 from $47.7 million in 2012.
- Quarterly sequential net service revenues grew for three consecutive quarters, driving Q4 revenue growth to 12.3% year over year.
- Flex gross profit margin increased 10 basis points to 29.1% in 2013 from 29.0% in 2012. Flex gross profit margin increased 30 basis points for Tech and 270 basis points for GS and decreased 20 basis points for FA and 320 basis points for HIM year over year.
- SG&A as a percentage of revenues for the year ended December 31, 2013 was 28.1% compared to 29.8% in 2012. This decrease was primarily a result of the acceleration of substantially all long-term incentive awards ("LTIs") on March 31, 2012, which resulted in the acceleration of $31.3 million of compensation expense and payroll taxes recorded in 2012. The reduction in SG&A was partially offset by the investment in revenue generator headcount in the fourth quarter of 2012 and throughout 2013 and the severance and termination-related charge and Compensation Committee approved bonuses of $7.1 million and $3.6 million, respectively, incurred during the fourth quarter of 2013 as a result of the Firm's organizational realignment plan.
- Net income from continuing operations of $10.8 million for 2013 increased $46.5 million from a net loss from continuing operations of $35.7 million in 2012. The results for 2013 include an after-tax goodwill impairment charge of $9.3 million as well as the previously mentioned organizational realignment charges. The results for 2012 include an after-tax goodwill impairment charge of $44.5 million as well as the previously mentioned acceleration of LTIs during 2012.
- Earnings per share from continuing operations for 2013 was $0.32 compared to a loss per share of $1.00 per share in 2012.
- During 2013, Kforce repurchased 1.8 million shares of common stock on the open market at a total cost of approximately $27.3 million.
- The Firm amended its Credit Facility in December 2013 to increase borrowing capacity by $35.0 million to $135.0 million.
- The Firm initiated a quarterly dividend program and declared and paid a cash dividend of $0.10 per share in the fourth quarter of 2013 resulting in a payout in cash of $3.3 million.
- The total amount outstanding under the Credit Facility increased $41.6 million to $62.6 million as of December 31, 2013 as compared to $21.0 million as of December 31, 2012.

CRITICAL ACCOUNTING ESTIMATES

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In connection with the preparation of our Consolidated Financial Statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amount of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends, and other factors that management believes to be relevant at the time our Consolidated Financial Statements are prepared. On a regular basis, management reviews the accounting policies, estimates, assumptions and judgments to ensure that our Consolidated Financial Statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1—"Summary of Significant Accounting Policies" to the Consolidated Financial Statements, included in this Annual Report. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
ALLOWANCE FOR DOUBTFUL ACCOUNTS, FALLOUTS AND OTHER ACCOUNTS RECEIVABLE RESERVES See Note 1—"Summary of Significant Accounting Policies" to the Notes to Consolidated Financial Statements, included in this Annual Report, for a complete discussion of our policies related to determining our allowance for doubtful accounts, fallouts and other accounts receivable reserves.	Kforce performs an ongoing analysis of factors including recent write-off and delinquency trends, changes in economic conditions, a specific analysis of material accounts receivable balances that are past due, and concentration of accounts receivable among clients, in establishing its allowance for doubtful accounts. Kforce estimates its allowance for Search fallouts based on our historical experience with the actual occurrence of fallouts. Kforce estimates its reserve for future revenue adjustments (e.g. bill rate adjustments, time card adjustments, early pay discounts) based on our historical experience.	We have not made any material changes in the accounting methodology used to establish our allowance for doubtful accounts, fallouts and other accounts receivable reserves. As of December 31, 2013 and 2012, the allowance was 1.1% and 1.4% as a percentage of gross accounts receivable, respectively. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to calculate our allowance for doubtful accounts, fallouts and other accounts receivable reserves. However, if our estimates regarding estimated accounts receivable losses are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in actual accounts receivable losses reserved at December 31, 2013, would have impacted our net income for 2013 by approximately $0.1 million.
GOODWILL IMPAIRMENT We evaluate goodwill for impairment annually or more frequently whenever events and circumstances indicate that the carrying value of the goodwill may not be recoverable. See Note 6—"Goodwill and Other Intangible Assets" to the Notes to Consolidated Financial Statements, included in this Annual Report for a complete discussion of the valuation methodologies employed. During the fourth quarter of 2013, Kforce management made a strategic business decision with regard to the GS segment, which is ultimately expected to have a negative impact on near-term growth prospects and result in a moderate reduction in revenues and profitability over the next few years. As a result of the strategic decision, we believe there was a triggering event during the fourth quarter. In connection with our annual assessment of goodwill impairment as of December 31, we performed a step one and step two analysis, which ultimately resulted in an impairment charge of $14.5 million in our GS reporting unit. The carrying value of goodwill as of December 31, 2013 by reporting unit was $17.0 million, $8.0 million, $4.9 million and $19.0 million for our Tech, FA, HIM and GS reporting units, respectively.	We determine the fair value of our reporting units using widely accepted valuation techniques, including discounted cash flow, guideline transaction method and guideline company method. These types of analyses contain uncertainties because they require management to make significant assumptions and judgments including: (i) an appropriate rate to discount the expected future cash flows, (ii) the inherent risk in achieving forecasted operating results, (iii) long-term growth rates, (iv) expectations for future economic cycles, (v) market comparable companies and appropriate adjustments thereto and (vi) market multiples. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.	For our Tech and FA reporting units, Kforce assessed the qualitative factors of each reporting unit to determine if it was more likely than not that the fair value of the reporting unit was less than its carrying amount, including goodwill. Based upon the qualitative assessments, it was determined that it was not more likely than not that the fair value of the reporting units were less than the carrying values. For our HIM and GS reporting units, however, a quantitative step one impairment assessment was performed as of December 31, 2013. For the HIM reporting unit, the step one analysis resulted in the fair value exceeding the carrying value of invested capital by $19.3 million, or 156%. Due to the reductions in the forecasted revenues for the GS reporting unit, the step one analysis indicated potential impairment as the carrying value of invested capital exceeded the fair value. As a result of the potential impairment indication for the GS reporting unit, a step two analysis was performed, resulting in a pre-tax impairment charge of $14.5 million for the year ended December 31, 2013. A deterioration in the assumptions discussed in Note 6—"Goodwill and Intangible Assets" to the Notes to the Consolidated Financial Statements included in this Annual Report, could result in an additional impairment charge.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
SELF-INSURED LIABILITIES We are self-insured for certain losses related to health insurance and workers' compensation claims. However, we obtain third-party insurance coverage to limit our exposure to these claims. When estimating our self-insured liabilities, we consider a number of factors, including historical claims experience, plan structure, internal claims management activities, demographic factors and severity factors. Periodically, management reviews its assumptions to determine the adequacy of our self-insured liabilities. Our liabilities for health insurance and workers' compensation claims as of December 31, 2013 were $3.0 million and $1.7 million, respectively.	Our self-insured liabilities contain uncertainties because management is required to make assumptions and to apply judgment to estimate the ultimate total cost to settle reported claims and claims incurred but not reported as of the balance sheet date.	We have not made any material changes in the accounting methodologies used to establish our self-insured liabilities during the past three fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our self-insured liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in our self-insured liabilities related to health insurance and workers' compensation as of December 31, 2013 would have impacted our net income for 2013 by approximately $0.3 million.
STOCK-BASED COMPENSATION We have stock-based compensation programs, which include options, stock appreciation rights ("SARs") and unvested share awards and an employee stock purchase plan. See Note 1—"Summary of Significant Accounting Policies," Note 12—"Employee Benefit Plans," and Note 14—"Stock Incentive Plans" to the Notes to Consolidated Financial Statements, included in this Annual Report for a complete discussion of our stock-based compensation programs. We have not granted any stock options or SARs over the last three years. We determine the fair market value of our restricted stock based on the closing stock price of Kforce's common stock on the date of grant. We utilize a Monte Carlo model to determine the derived service period for any restricted stock which contain a market vesting condition.	Restricted stock which contain a market vesting condition require management to make assumptions regarding the likelihood of achieving market conditions during the vesting period, which are inherently difficult to estimate but are modeled using a Monte Carlo simulation model. The stock compensation expense recorded is impacted by our estimated forfeiture rates, which are based on historical employee turnover.	We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to determine stock-based compensation expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in stock-based compensation expense that could be material or the stock-based compensation expense reported in our financial statements may not be representative of the actual economic cost of the stock-based compensation. A 10% change in unrecognized stock-based compensation expense would have impacted our net income by $0.5 million for 2013.
DEFINED BENEFIT PENSION PLAN—U.S. We have a defined benefit pension plan that benefits certain named executive officers, the Supplemental Executive Retirement Plan ("SERP") and a defined benefit postretirement health plan, the Supplemental Executive Retirement Health Plan ("SERHP"). See Note 12—"Employee Benefit Plans" to the Notes to Consolidated Financial Statements included in this Annual Report for a complete discussion of the terms of these plans. Neither the SERP or SERHP were funded as of December 31, 2013 or 2012.	When estimating the obligation for our pension and postretirement benefit plans, management is required to make certain assumptions and to apply judgment with respect to determining an appropriate discount rate, bonus percentage assumptions, expected health care and premium cost trends, applicability of health care regulations and expected future compensation increases for the participants in the plans, as they apply to our plans.	We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our obligation. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material. A 10% change in the discount rate used to measure the net periodic pension cost for the SERP and SERHP during 2013 would have had an insignificant impact on our net income for 2013.
ACCOUNTING FOR INCOME TAXES See Note 4—"Income Taxes" to the Notes to Consolidated Financial Statements, included in this Annual Report for a complete discussion of the components of Kforce's income tax expense as well as the temporary differences that exist as of December 31, 2013.	Our consolidated effective income tax rate is influenced by tax planning opportunities available to us in the various jurisdictions in which we conduct business. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions, including those that may be uncertain. Kforce is also required to exercise judgment with respect to the realization of our net deferred tax assets. Management evaluates all positive and negative evidence and exercises judgment regarding past and future events to determine if it is more likely than not that all or some portion of the deferred tax assets may not be realized. If appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized.	We do not believe that there is a reasonable likelihood that there will be a material change in our liability for uncertain income tax positions or our effective income tax rate. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to losses that could be material. Kforce recorded a valuation allowance of $0.1 million as of December 31, 2013 related primarily to state net operating losses. A 0.50% change in our effective income tax rate from continuing operations would have impacted our net income for 2013 by approximately $0.1 million.

NEW ACCOUNTING STANDARDS

In July 2013, the FASB issued authoritative guidance regarding presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance is to be applied for annual reporting periods beginning on or after December 15, 2013, and interim periods within those annual periods. Kforce does not expect the adoption of this guidance to have a material impact on its future consolidated financial statements.

RESULTS OF OPERATIONS

Net service revenues for the years ended December 31, 2013, 2012 and 2011 were $1.15 billion, $1.08 billion and $1.00 billion, respectively, which represents an increase of 6.4% from 2012 to 2013 and 7.7% from 2011 to 2012. The increase in 2013 from 2012 was primarily due to our Tech segment which had an increase in net service revenues of 9.4% and represented 64.2% of our total net service revenues in 2013. The increase in 2012 from 2011 was primarily due to our Tech and FA segments, which had increases in net service revenues of 8.3% and 8.6%, respectively, and represented 62.4% and 22.0%, respectively, of our net service revenues in 2012. In addition, net service revenues for HIM increased 1.5% in 2013 from 2012 and 12.1% in 2012 from 2011. Our GS segment net service revenues increased 0.6% in 2013 from 2012 and decreased 1.1% in 2012 from 2011. Search revenues increased 2.5% in 2013 compared to 2012 and 9.6% in 2012 compared to 2011.

Flex gross profit margins increased 10 basis points to 29.1% for the year ended December 31, 2013 from 29.0% for the year ended December 31, 2012. Flex gross profit margins increased from 28.5% for the year ended December 31, 2011 to 29.0% for the year ended December 31, 2012 due primarily to an increase in the spread between our bill and pay rates. SG&A expenses as a percentage of net service revenues were 28.1% and 29.8% for the years ended December 31, 2013 and 2012, respectively. The decrease in SG&A expenses as a percentage of net service revenues during the year ended December 31, 2013 was primarily a result of the acceleration of substantially all of the outstanding and unvested restricted stock and ALTI awards on March 31, 2012, which resulted in the acceleration of $31.3 million of compensation expense and payroll taxes recorded during the three months ended March 31, 2012. The decrease in 2013 was partially offset by the investment in revenue generator headcount additions during the fourth quarter of 2012 and throughout 2013 and severance and termination-related charges of $7.1 million incurred during the fourth quarter of 2013 as a result of the Firm's organizational realignment plan.

Additionally, during the years ended December 31, 2013 and 2012, Kforce recorded a goodwill impairment charge in the amount of $14.5 million and $69.2 million, respectively, in our GS reporting unit. In 2013, the goodwill impairment charge was a result of a business strategy decision made during the fourth quarter regarding the GS reporting unit, to focus its service offerings and efforts on prime integrated business solution services. As a result of the change in focus, management plans to reallocate existing investments in the business and redirect the business development team to concentrate on a more specific and, in our opinion, a higher quality revenue stream. These plans will ultimately result in the transition away from certain existing revenue streams, specific revenue-generating contracts and opportunities in the business development life cycle that do not fit within the revised strategic scope of service offerings, including pure staff augmentation as well as product sales. We expect that the change in strategy, coupled with the lengthy contract procurement cycle within the government sector of approximately 18 months for solution-based contracts, will have a negative impact on near-term growth prospects of the GS segment and that GS will experience a moderate reduction in revenues and profitability over the next few years. This reduction in the forecast was the primary driver for the impairment charge during the fourth quarter of 2013. During 2012, the goodwill impairment charge was the result of the adverse effect of the unexpected significant delays in the start-up of already executed and funded projects, uncertainty of funding levels of various Federal Government programs and agencies and the increasingly uncertain macro-economic and political environment.

From an economic standpoint, temporary employment figures and trends are important indicators of staffing demand, which improved during 2013 as compared to 2012 based on data published by the BLS. Total temporary employment increased 9.6% and the penetration rate (the percentage of temporary staffing to total employment) increased 8.4% from December 2012 to December 2013, bringing the rate to 2.06% in December 2013, an all-time high. While the macro-employment picture remains uncertain, it has continuously improved, with the unemployment rate at 6.7% as of December 2013, and non-farm payroll expanding an average of 182,000 jobs per month in 2013. Also, the college-level unemployment rate, which serves as a proxy for professional employment and is more closely aligned with the Firm's business strategy, was at 3.3% in December 2013. Kforce believes that uncertainty in the overall U.S. economic outlook related to the political landscape, potential tax changes, geo-political risk and impact of health care reform, will continue to fuel growth in temporary staffing as employers may be reluctant to increase full-time hiring. If the penetration rate of temporary staffing continues to experience growth in the coming years, we believe that our Flex revenues can grow significantly even in a relatively modest growth macro-economic environment. Kforce remains optimistic about the growth prospects of the temporary staffing industry, the penetration rate, and in particular, our revenue portfolio.

During 2013 and over the last few years, we have undertaken several significant initiatives including: (i) executing a realignment plan to streamline our leadership and revenue enablers in an effort to better align a higher percentage of roles closer to the customer; (ii) increasing our focus on consultant care processes and communications to redeploy our consultants in a timely fashion; (iii) increasing revenue generator headcount to capitalize on targeted growth opportunities; (iv) further optimizing our NRC team in support of our field operations; (v) upgrading our corporate systems with a focus on business intelligence, compensation management, job order prioritization and the development of mobile applications; (vi) focusing on process improvement, centralization and technology infrastructure and (vii) divesting KCR in March 2012 in an attempt to enhance Kforce's focus on our core service offerings. We believe our realigned field operations and back office operations models provide a competitive advantage for us and are keys to our future growth and profitability. We also believe that our portfolio of service offerings, which are primarily in the U.S., are also a key contributor to our long-term financial stability.

Net Service Revenues. The following table sets forth, as a percentage of net service revenues, certain items in our consolidated statements of operations and comprehensive income (loss) for the years ended:

December 31,	**2013**	2012	2011
Revenues by Segment:			
Tech	**64.2%**	62.4%	62.1%
FA	**21.0**	22.0	21.9
HIM	**6.8**	7.1	6.8
GS	**8.0**	8.5	9.2
Net service revenues	**100.0%**	100.0%	100.0%
Revenues by Type:			
Flex	**95.8%**	95.6%	95.7%
Search	**4.2**	4.4	4.3
Net service revenues	**100.0%**	100.0%	100.0%
Gross profit	**32.1%**	32.1%	31.6%
Selling, general and administrative expenses	**28.1%**	29.8%	27.3%
Goodwill impairment	**1.3%**	6.4%	—
Depreciation and amortization	**0.9%**	1.0%	1.2%
Income (loss) from continuing operations, before income taxes	**1.7%**	(5.1)%	3.0%
Income (loss) from continuing operations	**0.9%**	(3.3)%	1.9%
Net income (loss)	**0.9%**	(1.3)%	2.7%

The following table details net service revenues for Flex and Search revenues by segment and changes from the prior year.

(In thousands)	**2013**	**Increase (Decrease)**	2012	Increase (Decrease)	2011
Tech					
Flex	**$ 720,179**	**9.9%**	$ 655,062	8.1%	$ 606,238
Search	**19,183**	**(6.5)%**	20,525	15.5%	17,774
Total Tech	**$ 739,362**	**9.4%**	$ 675,587	8.3%	$ 624,012
FA					
Flex	**$ 213,158**	**0.6%**	$ 211,797	9.0%	$ 194,359
Search	**29,259**	**9.7%**	26,679	5.8%	25,216
Total FA	**$ 242,417**	**1.7%**	$ 238,476	8.6%	$ 219,575
HIM					
Flex	**$ 77,745**	**1.6%**	$ 76,517	12.2%	$ 68,181
Search	**414**	**(12.8)%**	475	(10.4)%	530
Total HIM	**$ 78,159**	**1.5%**	$ 76,992	12.1%	$ 68,711
GS					
Flex	**$ 91,949**	**0.6%**	$ 91,424	(1.1)%	$ 92,449
Search	**—**	**—**	—	—	—
Total GS	**$ 91,949**	**0.6%**	$ 91,424	(1.1)%	$ 92,449
Total Flex	**$1,103,031**	**6.6%**	$1,034,800	7.7%	$ 961,227
Total Search	**48,856**	**2.5%**	47,679	9.6%	43,520
Total Revenues	**$1,151,887**	**6.4%**	$1,082,479	7.7%	$1,004,747

While quarterly comparisons are not fully discussed herein, certain quarterly revenue trends are referred to in discussing annual comparisons. Our quarterly operating results are affected by the number of billing days in a quarter, which is provided in the table below.

The following 2013 quarterly information is presented for informational purposes only.

	Three Months Ended			
(In thousands, except Billing Days)	December 31	September 30	June 30	March 31
Billing Days	62	64	64	63
Flex Revenues				
Tech	$193,238	$188,888	$175,213	$162,840
FA	55,552	54,791	52,954	49,861
HIM	20,678	19,602	18,921	18,544
GS	21,695	24,127	23,297	22,830
Total Flex	$291,163	$287,408	$270,385	$254,075
Search Revenues				
Tech	$ 4,338	$ 4,694	$ 5,356	$ 4,795
FA	7,238	7,456	7,900	6,665
HIM	180	94	48	92
Total Search	$ 11,756	$ 12,244	$ 13,304	$ 11,552
Total Revenues				
Tech	$197,576	$193,582	$180,569	$167,635
FA	62,790	62,247	60,854	56,526
HIM	20,858	19,696	18,969	18,636
GS	21,695	24,127	23,297	22,830
Total Revenues	$302,919	$299,652	$283,689	$265,627

Flex Revenues. The primary drivers of Flex revenues are the number of consultant hours worked, the consultant bill rate per hour and, to a limited extent, the amount of billable expenses incurred by Kforce.

Flex revenues for our largest segment, Tech, increased 9.9% during the year ended December 31, 2013 as compared to 2012 and increased 8.1% in 2012 from 2011. We believe the increase in revenue is primarily a result of candidate skill sets that are in demand, our great people and operating model, and our increase in revenue generator headcount. According to an IT growth update published by SIA during the fourth quarter of 2013, industries that utilized IT staffing are estimated to grow at a higher rate than the overall U.S. employment growth rate. SIA estimates the IT staffing market will grow 7% in 2014, which we believe is due to the continuing use of temporary staffing as a solution during uncertain economic cycles, the increasing cost of employment driving the systemic use of temporary staffing, particularly in project-based work such as technology, and an increasing influence of technology in business driving up the overall demand for Tech talent. SIA also acknowledges that notable skill shortages in certain technology skill sets will continue, which we believe will result in strong future growth in our Tech segment. In an effort to take advantage of this continued expected growth, revenue generator headcount focused on Tech was significantly increased year-over-year. Kforce's operating model includes our NRC, which we believe has been highly effective in increasing the quality and speed of delivery of services to our clients. We continue to believe that our operating model allows us to deliver our service offerings in a disciplined and consistent manner across all geographies and business lines.

Our FA segment experienced an increase in Flex revenues of 0.6% during the year ended December 31, 2013 as compared to 2012, which was a deceleration from the increase of 9.0% during the year ended December 31, 2012 as compared to 2011. According to an update in September 2013 from SIA, the finance and accounting growth estimate for 2013 was lowered to 2% as a result of headwinds within the industry but the U.S. market for temporary finance and accounting workers is expected to grow 5% in 2014 as the overall economy gains momentum. Management believes the benefit from the significant investment in the revenue generator headcount for FA made in 2012 and 2013 will be realized in 2014 through the capture of the expected growth in the FA industry as a result of improvements in associate productivity that typically come with tenure.

HIM Flex revenues increased 1.6% during the year ended December 31, 2013 compared to 2012 and increased 12.2% during the year ended December 31, 2012 compared to 2011. The increase in 2013 is partially attributable to the required implementation of ICD-10 by October 1, 2014. The increase in revenues from ICD-10 was partially offset by a reduction in spending by customers as a result of increased healthcare reimbursement regulations. We expect ICD-10 to continue contributing to the growth of HIM service revenues throughout 2014.

Our GS segment experienced an increase in net service revenues of 0.6% during the year ended December 31, 2013 as compared to 2012 and decreased 1.1% during the year ended December 31, 2012 as compared to 2011. The slight growth in 2013 was primarily related to the expansion of revenues with existing GS customers in addition to the ramping of new government contract wins through the third quarter, partially offset by delays in certain government contracts during the fourth quarter due to the government shutdown. We expect 2014 revenues to decline over 2013 as a result of the aforementioned strategic decision made by Kforce management with regard to the GS reporting unit to focus its service offerings and efforts on prime integrated business solution services.

The following table details total Flex hours for our Tech, FA and HIM segments and percentage changes over the prior period for the years ended December 31:

(In thousands)	**2013**	**Increase (Decrease)**	2012	Increase (Decrease)	2011
Tech	**10,929**	**9.0%**	10,023	4.2%	9,615
FA	**6,550**	**3.1%**	6,352	10.8%	5,731
HIM	**1,168**	**2.6%**	1,138	7.3%	1,061
Total hours	**18,647**	**6.5%**	17,513	6.7%	16,407

As the GS segment primarily provides solutions-based services as compared to staffing services, Flex hours are not presented above.

The changes in billable expenses, which are included as a component of net services revenues, are primarily attributable to increases or decreases in project-based work. Flex billable expenses for each of our segments were as follows for the years ended December 31:

(In thousands)	**2013**	**Increase (Decrease)**	2012	Increase (Decrease)	2011
Tech	**$ 5,630**	**(22.0)%**	$ 7,222	58.0%	$ 4,571
FA	**423**	**(19.7)%**	527	(17.8)%	641
HIM	**5,245**	**(17.8)%**	6,381	7.2%	5,955
GS	**348**	**(37.4)%**	556	(34.7)%	852
Total billable expenses	**$11,646**	**(20.7)%**	$14,686	22.2%	$12,019

Search Fees. The primary drivers of Search fees are the number of placements and the average placement fee. Search fees also include conversion revenues (conversions occur when consultants initially assigned to a client on a temporary basis are later converted to a permanent placement). Our GS segment does not make permanent placements.

Search revenues increased 2.5% during the year ended December 31, 2013 as compared to 2012 and increased 9.6% during the year ended December 31, 2012 as compared to 2011. We expect the slight growth in Search to continue in 2014.

Total placements for each segment were as follows for the years ended December 31:

	2013	**Increase (Decrease)**	2012	Increase (Decrease)	2011
Tech	**1,222**	**(7.2)%**	1,317	8.7%	1,212
FA	**2,449**	**19.8%**	2,044	2.1%	2,001
HIM	**23**	**(42.5)%**	40	(45.2)%	73
Total placements	**3,694**	**8.6%**	3,401	3.5%	3,286

The average fee per placement for each segment was as follows for the years ended December 31:

	2013	**Increase (Decrease)**	2012	Increase (Decrease)	2011
Tech	**$15,695**	**0.8%**	$15,577	6.2%	$14,665
FA	**11,946**	**(8.5)%**	13,051	3.5%	12,605
HIM	**17,990**	**49.6%**	12,029	65.6%	7,264
Total average placement fee	**$13,224**	**(5.7)%**	$14,017	5.8%	$13,244

Gross Profit. Gross profit on Flex billings is determined by deducting the direct cost of services (primarily flexible personnel payroll wages, payroll taxes, payroll-related insurance, and subcontractor costs) from net Flex service revenues. In addition, consistent with industry practices, gross profit dollars from Search fees are equal to revenues, because there are generally no direct costs associated with such revenues.

The following table presents, for each segment, the gross profit percentage (gross profit as a percentage of revenues) for the year as well as the increase or decrease over the preceding period, as follows:

	2013	**Increase (Decrease)**	2012	Increase (Decrease)	2011
Tech	**29.7%**	**—**	29.7%	1.4%	29.3%
FA	**38.6%**	**1.0%**	38.2%	2.1%	37.4%
HIM	**32.3%**	**(9.0)%**	35.5%	(0.3)%	35.6%
GS	**34.1%**	**8.6%**	31.4%	2.3%	30.7%
Total gross profit percentage	**32.1%**	**—**	32.1%	1.6%	31.6%

Kforce also monitors the gross profit percentage as a percentage of Flex revenues, which is referred to as the Flex gross profit percentage. This provides management with helpful insight into the other drivers of total gross profit percentage such as changes in volume evidenced by changes in hours billed for Flex and changes in the spread between bill rate and pay rate for Flex.

The increase in Search gross profit from 2012 to 2013 was $1.2 million, composed of a $3.9 million increase in volume, offset by a $2.7 million decrease in rate. The increase in Search gross profit from 2011 to 2012 was $4.2 million, composed of a $1.6 million increase in volume and a $2.6 million increase in rate.

The following table presents, for each segment, the Flex gross profit percentage for the years ended December 31:

	2013	**Increase (Decrease)**	2012	Increase (Decrease)	2011
Tech	**27.8%**	**1.1%**	27.5%	1.1%	27.2%
FA	**30.2%**	**(0.7)%**	30.4%	4.1%	29.2%
HIM	**31.9%**	**(9.1)%**	35.1%	0.0%	35.1%
GS	**34.1%**	**8.6%**	31.4%	2.3%	30.7%
Total Flex gross profit percentage	**29.1%**	**0.3%**	29.0%	1.8%	28.5%

The increase in Flex gross profit from 2012 to 2013 was $20.5 million, composed of a $19.8 million increase in volume and a $0.7 million increase in rate. The increase in Flex gross profit from 2011 to 2012 was $26.0 million, composed of a $21.0 million increase in volume and a $5.0 million increase in rate.

The increase in Flex gross profit percentage of 10 basis points in 2013 from 2012 was primarily driven by the improvement in the spread between our bill rates and pay rates predominately within our GS segment. This improvement was partially offset by a decrease in the Flex gross profit in our HIM segment which was primarily related to investments we are making to retain and train consultants in preparation for future ICD-10 related opportunities. A continued focus for Kforce is to optimize the spread between bill rates and pay rates by providing our associates with tools, economic knowledge and defined programs to drive improvement in the effectiveness of our pricing strategy around the staffing services we provide. We believe this strategy will serve to balance the desire for optimal volume, rate, effort and duration of assignment, while ultimately maximizing the benefit for our clients, our consultants and Kforce. We anticipate that Flex gross profit margins will remain flat in 2014 as compared to 2013 as we balance improvement in the spread between our bill rates and pay rates with capturing market demand.

Selling, General and Administrative ("SG&A") Expenses. For the years ended December 31, 2013, 2012 and 2011, total commissions, compensation, payroll taxes, and benefit costs as a percentage of SG&A represented 85.2%, 86.2%, and 87.4%, respectively. Commissions and related payroll taxes and benefit costs are variable costs driven primarily by revenues and gross profit levels, and associate performance. Therefore, as gross profit levels change, these expenses are also generally anticipated to change but remain relatively consistent as a percentage of revenues.

The following table presents these components of SG&A along with an "other" caption, which includes bad debt expense, lease expense, professional fees, travel, telephone, computer and certain other expenses; as an absolute amount and as a percentage of total net service revenues for the years ended December 31:

(In thousands)	**2013**	**% of Revenues**	2012	% of Revenues	2011	% of Revenues
Compensation, commissions, payroll taxes and benefits costs	**$275,881**	**24.0%**	$277,851	25.7%	$239,457	23.8%
Other	**48,052**	**4.1**	44,585	4.1	34,615	3.5
Total SG&A	**$323,933**	**28.1%**	$322,436	29.8%	$274,072	27.3%

SG&A as a percentage of net service revenues decreased 170 basis points in 2013 compared to 2012. This was primarily attributable to the following:

- Decrease in compensation, commissions, payroll taxes and benefits cost of 1.7% of net service revenues, which was primarily related to the discretionary acceleration of substantially all of the outstanding and unvested restricted stock and ALTI awards on March 31, 2012. This resulted in incremental compensation expense of $31.3 million, including payroll taxes, that was recorded during the first quarter of 2012. This decrease was partially offset by the impact of the revenue generator headcount additions in 2012 and 2013, as well as the Firm's execution of a realignment plan during the fourth quarter of 2013.

As mentioned above, the Firm executed an organizational realignment plan, whereby we streamlined the Firm's leadership and revenue enablers to align a higher percentage of roles closer to the customer. During the fourth quarter, the Firm incurred severance and termination-related charges of $7.1 million as a result of the plan. Additionally, in connection with the realignment and succession planning, the Compensation Committee approved a discretionary bonus of $3.6 million paid to a broad group of senior management during the fourth quarter of 2013. The new alignment has resulted in more significant focus on our revenue generating activities and more streamlined processes and tools that enable us to simplify and improve how we do business with our clients and consultants. Additionally, we believe that this organizational realignment could positively impact our operating margins in 2014.

SG&A as a percentage of net service revenues increased 250 basis points in 2012 compared to 2011. This was primarily attributable to the following:

- Increase in compensation and benefits cost of 2.0% of net service revenues, which was primarily related to an increase in stock-based compensation expense and related payroll taxes for the acceleration of the vesting for substantially all of the outstanding and unvested restricted stock and ALTI awards on March 31, 2012. This resulted in compensation expense of $31.3 million, including payroll taxes, being recorded during the three months ended March 31, 2012.
- Decrease in commission expense of 0.2% of net service revenues, which was primarily attributable to a decrease in the estimated annual effective commission rate due to certain changes made to our compensation plans. This decrease was partially offset by the increase in the average revenue generator headcount during 2012 as compared to 2011.
- Increase in bad debt expense of 0.3% of net service revenues, which was primarily attributable to (i) an increased level of write-offs in the first half of 2012 as compared to 2011 and (ii) a reduction in the allowance for doubtful accounts during 2011 due to positive collection trends.
- Increase in professional fees of 0.2% of net service revenues as compared to 2011 due to an additional investment in compliance-related activities.

Goodwill Impairment. As discussed above, Kforce management made a strategic business decision during the fourth quarter of 2013 with regard to the GS reporting unit to focus its service offerings and efforts on prime integrated business solution services. As a result of the change in focus, management plans to reallocate existing investments in the business and redirect the business development team to concentrate on a more specific and, in our opinion, a higher quality revenue stream. These plans will ultimately result in the transition away from certain existing revenue streams, specific revenue-generating contracts and opportunities in the business development life cycle that do not fit within the revised strategic scope of service offerings, including pure staff augmentation as well as product sales. This change in strategy, coupled with the lengthy contract procurement cycle within the government sector of approximately 18 months for solutions-based services, led us to expect negative impacts on near-term growth prospects of the GS segment and reductions in revenues and profitability over the next few years.

We believe these circumstances resulted in a possible impairment trigger during the fourth quarter, which was assessed in conjunction with the Firm's annual goodwill impairment analysis as of December 31, 2013. The step one analysis for the GS reporting unit resulted in the carrying value of invested capital exceeding the fair value of the GS reporting unit, primarily due to the reduction in the forecast. As a result, Kforce performed a step two goodwill impairment test for its GS reporting unit which ultimately resulted in Kforce recording an impairment charge of approximately $14.5 million, with a related tax benefit of approximately $5.2 million, during the fourth quarter of 2013.

During 2012, Kforce took an impairment charge on the GS reporting unit goodwill in the amount of $69.2 million, as previously discussed. Goodwill allocated to the GS reporting unit was $19.0 million and $33.5 million as of December 31, 2013 and 2012, respectively.

A deterioration in the assumptions discussed in Note 6—"Goodwill and Intangible Assets" to the Notes to the Consolidated Financial Statements included in this Annual Report, could result in an additional impairment charge.

Depreciation and Amortization. The following table presents depreciation and amortization expense by major category for the years ended December 31, 2013, 2012 and 2011 as well as the increases (decreases) experienced during 2013 and 2012:

(In thousands)	**2013**	**Increase (Decrease)**	2012	Increase (Decrease)	2011
Fixed asset depreciation	**$4,325**	**16.7%**	$ 3,706	(11.7)%	$ 4,197
Capital lease asset depreciation	**1,538**	**(7.5)**	1,662	2.0	1,629
Capitalized software amortization	**3,236**	**(28.3)**	4,514	(18.3)	5,527
Intangible asset amortization	**747**	**(17.6)**	907	(21.3)	1,152
Total depreciation and amortization	**$9,846**	**(8.7)%**	$10,789	(13.7)%	$12,505

Fixed Asset Depreciation: The $0.6 million increase in 2013 is primarily the result of the leasehold improvement additions made during 2013. The $0.5 million decrease in 2012 is primarily the result of certain assets becoming fully depreciated during early 2012.

Capitalized Software Amortization: The $1.3 million decrease in 2013 is primarily the result of several significant capitalized software balances becoming fully amortized during 2013. The $1.0 million decrease in 2012 is related to software becoming fully amortized during 2012.

Other Expense, Net. Other expense, net was $1.2 million in 2013, $1.1 million in 2012, and $1.3 million in 2011, and consists primarily of interest expense related to Kforce's Credit Facility.

Income Tax Expense (Benefit). For the year ending December 31, 2013, income tax expense as a percentage of income before income taxes (our "effective rate") was 46.3%, which was impacted by the partially non-deductible goodwill impairment charge and certain other non-deductible expenses. For the year ending December 31, 2012, income tax benefit as a percentage of loss before income taxes (our "effective rate") was 35.7%. The income tax benefit for 2012 was primarily related to tax benefits associated with the partially deductible goodwill impairment charge taken in 2012. For the year ending December 31, 2011, income tax expense as a percentage of income before income taxes was 36.3%.

Income from Discontinued Operations, Net of Income Taxes. Discontinued operations for each of the years ended December 31, 2012 and 2011 includes the consolidated income and expenses of KCR. During the three months ended March 31, 2012, Kforce completed the sale of KCR resulting in a pre-tax gain, including adjustments, of $36.4 million. Included in the determination of the pre-tax gain is approximately $5.5 million of goodwill and transaction expenses totaling approximately $2.2 million, which primarily included commissions, legal fees and transaction bonuses.

Income tax expense as a percentage of income from discontinued operations, before income taxes, for the year ended December 31, 2012 and 2011 were 44.6% and 39.5%, respectively. The increase in the effective income tax rate of discontinued operations during the year ended December 31, 2012 is primarily related to the partially deductible nature of the goodwill impairment charge of $5.5 million.

Adjusted EBITDA. Adjusted EBITDA, a non-GAAP financial measure, is defined by Kforce as net (loss) income before discontinued operations, goodwill impairment (pre-tax) charges, interest, income taxes, depreciation and amortization and amortization of stock-based compensation expense. Adjusted EBITDA should not be considered a measure of financial performance under GAAP. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our past and future financial performance, and this presentation should not be construed as an inference by us that our future results will be unaffected by those items excluded from Adjusted EBITDA. Adjusted EBITDA is a key measure used by management to evaluate its operations including its ability to generate cash flows and, consequently, management believes this is useful information to investors. The measure should not be considered in isolation or as an alternative to net income, cash flows or other financial statement information presented in the consolidated financial statements as indicators of financial performance or liquidity. The measure is not determined in accordance with GAAP and is thus susceptible to varying calculations. Also, Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

Some of the items that are excluded also impacted certain balance sheet assets, resulting in all or a portion of an asset being written off without a corresponding recovery of cash we may have previously spent with respect to the asset. In addition, although we excluded amortization of stock-based compensation expense (which we expect to continue to incur in the future) because it is a non-cash expense, the associated stock issued may result in an increase in our outstanding shares of stock, which may result in the dilution of our stockholder ownership interest. We encourage you to evaluate these items and the potential risks of excluding such items when analyzing our financial position.

The following table presents Adjusted EBITDA results and includes a reconciliation of Adjusted EBITDA to net income for the years ended December 31:

(In thousands, except per share amounts)	**2013**	**Per Share**	2012	Per Share	2011	Per Share
Net income (loss)	**$10,787**	**$ 0.32**	$(13,703)	$(0.38)	$27,156	$0.70
Income from discontinued operations, net of income taxes	**—**	**—**	22,009	0.62	8,100	0.21
Income (loss) from continuing operations	**$10,787**	**$ 0.32**	$(35,712)	$(1.00)	$19,056	$0.49
Goodwill impairment, pre-tax	**14,510**	**0.43**	69,158	1.93	—	—
Depreciation and amortization	**9,846**	**0.29**	10,789	0.30	12,505	0.32
Amortization of restricted stock	**2,570**	**0.08**	25,688	0.72	11,819	0.30
Interest expense and other	**1,290**	**0.04**	994	0.03	1,272	0.04
Income tax (benefit) expense	**(9,311)**	**(0.28)**	(19,854)	(0.55)	10,858	0.28
Earnings per share adjustment (1)	**—**	**—**	—	(0.01)	—	—
Adjusted EBITDA	**$48,314**	**$ 1.44**	$ 51,063	$ 1.42	$55,510	$1.43

(1) This earnings per share adjustment is necessary to properly reconcile net loss per share on a GAAP basis to Adjusted EBITDA per share.

LIQUIDITY AND CAPITAL RESOURCES

To meet our capital and liquidity requirements, we primarily rely on operating cash flow as well as borrowings under our existing Credit Facility. At December 31, 2013, Kforce had $112.9 million in working capital compared to $72.7 million in 2012. Kforce's current ratio (current assets divided by current liabilities) was 2.3 at the end of 2013 and 1.7 at the end of 2012. The increase in working capital was primarily due to increases in the accounts receivable and the income tax receivable.

Please see the accompanying Consolidated Statements of Cash Flows for each of the three years ended December 31, 2013, 2012 and 2011 in this Annual Report for a more detailed description of our cash flows. Kforce is principally focused on achieving the appropriate balance in the following areas of cash flow: (i) achieving positive cash flow from operating activities; (ii) returning capital to our shareholders through our dividend program; (iii) reducing the outstanding balance of our Credit Facility; (iv) repurchasing our common stock; (v) investing in our infrastructure to allow sustainable growth via capital expenditures; and (vi) making strategic acquisitions.

We believe that existing cash and cash equivalents, cash flow from operations, and available borrowings under our Credit Facility will be adequate to meet the capital expenditure and working capital requirements of our operations for at least the next 12 months. However, significant deterioration in the economic environment or market conditions, among other things, could negatively impact operating results, cash flow, liquidity and the ability of our lenders to fund borrowings. There is no assurance that: (i) our lenders will be able to fund our borrowings or (ii) if operations were to deteriorate and additional financing were to become necessary, we would be able to obtain financing in amounts sufficient to meet operating requirements or at terms which are satisfactory and which would allow us to remain competitive.

Actual results could also differ materially from those indicated as a result of a number of factors, including the use of currently available resources for possible acquisitions and possible additional stock repurchases and dividends.

The following table presents a summary of our cash flows from operating, investing and financing activities, as follows:

	Years Ended December 31,		
(In thousands)	**2013**	2012	2011
Cash provided by (used in):			
Operating activities	**$ 465**	$ 55,978	$ 31,240
Investing activities	**(8,547)**	52,405	(10,090)
Financing activities	**7,576**	(107,941)	(21,266)
Net (decrease) increase in cash and cash equivalents	**$ (506)**	$ 442	$ (116)

Discontinued Operations

As was previously discussed, Kforce divested KCR on March 31, 2012. The accompanying consolidated statements of cash flows have been presented on a combined basis (continuing operations and discontinued operations). Cash flows provided by discontinued operations for all prior periods were provided by operating activities and were not material to the capital resources of Kforce. In addition, the absence of cash flows from discontinued operations is not expected to have a significant effect on the future liquidity, financial position, or capital resources of Kforce.

Operating Activities

The significant variations in cash provided by operating activities and net income in 2013 are principally related to adjustments to net income for certain non-cash charges such as depreciation and amortization expense and stock-based compensation as well as the goodwill impairment charge. These adjustments are more fully detailed in our Consolidated Statements of Cash Flows for the three years ended December 31, 2013. When comparing cash flows from operating activities for the years ended December 31, 2013, 2012 and 2011, the primary drivers of cash inflows and outflows are net trade receivables and accounts payable. The decrease in cash provided by operating activities in 2013 compared to 2012 is a result of the increase in account receivable due to the timing of collections.

Investing Activities

Capital expenditures have been made over the years on Kforce's infrastructure to support the growth in our business. Capital expenditures during 2013, 2012 and 2011, which exclude equipment acquired under capital leases, were $8.1 million, $5.8 million and $6.5 million, respectively.

Effective March 31, 2012, Kforce sold all of the issued and outstanding stock of KCR for a purchase price of $50.0 million plus a $7.3 million post-closing working capital adjustment. Proceeds from the divestiture of KCR were $55.4 million, net of transaction costs, during the year ended December 31, 2012.

We expect to continue to selectively invest in our infrastructure in order to support the expected future growth in our business. Kforce believes it has sufficient cash and availability under its Credit Facility to make any expected necessary capital expenditures in the foreseeable future. In addition, we continually review our portfolio of businesses and their operations in comparison to our internal strategic and performance objectives. As part of this review, we may acquire other businesses and further invest in, fully divest and/or sell parts of our current businesses

Financing Activities

During 2013, Kforce repurchased common stock totaling $29.8 million, which was comprised of approximately $27.3 million of open market common stock repurchases and common stock repurchases attributable to shares withheld for statutory minimum tax withholding requirements pertaining to the vesting of restricted stock awards, and the settlement of approximately $2.5 million of common stock repurchases from the fourth quarter of 2012. During 2012, Kforce repurchased common stock totaling $44.4 million, which included open market repurchases of common stock of approximately $28.9 million and repurchases of common stock attributable to shares withheld for statutory minimum tax withholding requirements pertaining to the vesting of restricted stock awards of approximately $15.5 million. In 2011, repurchases of common stock were $59.6 million, which included open market repurchases of common stock of approximately $58.1 million and repurchases of common stock attributable to shares withheld for statutory minimum tax withholding requirements pertaining to the vesting of restricted stock awards of approximately $1.5 million.

During the fourth quarter of 2013, Kforce declared and paid a cash dividend of $3.3 million, or $0.10 per share. During the fourth quarter of 2012, Kforce declared and paid a special cash dividend of $35.2 million, or $1.00 per share. We currently expect to continue to declare and pay quarterly dividends of an amount similar to our December 2013 dividend of $0.10 per share. However, the declaration and payment of future dividends are discretionary and will be subject to determination by our Board of Directors each quarter following its review of our financial performance.

Credit Facility

The maximum borrowings available to Kforce under the Credit Facility are limited to: (a) a revolving credit facility of up to $135 million (the "Revolving Loan Amount") and (b) a $15 million sub-limit included in the Credit Facility for letters of credit. Kforce has a remaining accordion option to increase the borrowing capacity an additional $15 million.

Borrowing availability under the Credit Facility is limited to the remainder of: (a) the lesser of (i) $135.0 million minus the four week average aggregate weekly payroll of employees assigned to work for customers, or (ii) 85% of the net amount of eligible accounts receivable, plus 80% of the net amount of eligible unbilled accounts receivable, plus 80% of the net amount of eligible employee placement accounts, minus certain minimum availability reserves, and in either case; minus (b) the aggregate outstanding amount under the Credit Facility. Outstanding borrowings under the Revolving Loan Amount bear interest at a rate of: (a) LIBOR plus an applicable margin based on various factors; or (b) the higher of: (i) the prime rate, (ii) the federal funds rate plus 0.50% or (iii) LIBOR plus 1.25%. Fluctuations in the ratio of unbilled to billed receivables could result in material changes to availability from time to time. Letters of credit issued under the Credit Facility require Kforce to pay a fronting fee equal to 0.125% of the amount of each letter of credit issued, plus a per annum fee equal to the applicable margin for LIBOR loans based on the total letters of credit outstanding. To the extent that Kforce has unused availability under the Credit Facility, an unused line fee is required to be paid equal to the applicable margin times the amount by which the maximum revolver amount exceeded the sum of the average daily outstanding amount of the revolving loans and the average daily undrawn face amount of outstanding letters of credit during the immediately preceding month. Borrowings under the Credit Facility are secured by substantially all of the assets of Kforce and its subsidiaries, excluding the real estate located at Kforce's corporate headquarters in Tampa, Florida. Under the Credit Facility, Kforce is subject to certain affirmative and negative covenants including (but not limited to) the maintenance of a fixed charge coverage ratio of at least 1.00 to 1.00 if the Firm's availability under the Credit Facility is less than the greater of 10% of the aggregate amount of the commitment of all of the lenders under the Credit Facility and $11.0 million. Kforce had availability under the Credit Facility of $43.2 million as of December 31, 2013; therefore, the minimum fixed charge coverage ratio was not applicable. Kforce believes that it will be able to maintain the minimum availability requirement; however, in the event that Kforce is unable to do so, Kforce could fail the fixed charge coverage ratio covenant, which would constitute an event of default. Kforce believes the likelihood of default is remote. The Credit Facility expires September 20, 2016.

As of December 31, 2013 and 2012, $62.6 million and $21.0 million was outstanding under the Credit Facility, respectively. During the three months ended December 31, 2013, maximum outstanding borrowings under the Credit Facility were $62.6 million. As of February 24, 2014, $67.5 million was outstanding and $40.0 million was available under the Credit Facility.

Off-Balance Sheet Arrangements

Kforce provides letters of credit to certain vendors in lieu of cash deposits. At December 31, 2013, Kforce had letters of credit outstanding for workers' compensation and other insurance coverage totaling $2.4 million and for facility lease deposits totaling $0.3 million. Aside from certain obligations more fully described in the Contractual Obligations and Commitments section below, we do not have any additional off-balance sheet arrangements that have had, or are expected to have, a material effect on our Consolidated Financial Statements.

Stock Repurchases

During the year ended December 31, 2012, Kforce repurchased approximately 3.4 million shares of common stock attributable to open market repurchases and shares withheld for statutory minimum tax withholding requirements pertaining to the vesting of restricted stock awards at a total cost of approximately $44.4 million. As of December 31, 2012, $39.9 million remained available for future repurchases. On February 1, 2013, our Board of Directors approved an increase to the existing authorization for repurchases of common stock by $50.0 million (exclusive of any previously unused authorizations). As a result, $89.9 million remained available for future repurchases as of February 1, 2013. During the year ended December 31, 2013, Kforce repurchased approximately 1.8 million shares of common stock at a total cost of approximately $27.3 million. As of December 31, 2013, $62.6 million remains available for future repurchases.

Contractual Obligations and Commitments

The following table presents our expected future contractual obligations as of December 31, 2013:

	Payments due by period				
(In thousands)	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Operating lease obligations	$ 12,604	$ 5,410	$ 6,003	$1,172	$ 19
Capital lease obligations	8,082	3,539	4,484	59	—
Credit Facility (a)	62,642	—	62,642	—	—
Interest payable – Credit Facility (b)	2,705	984	1,721	—	—
Purchase obligations	10,787	6,165	4,622	—	—
Liability for unrecognized tax positions (c)	—	—	—	—	—
Deferred compensation plan liability (d)	26,296	3,149	2,126	914	20,107
Other (e)	—	—	—	—	—
Supplemental executive retirement plan (f)	10,538	—	—	—	10,538
Supplement executive retirement health plan (f)	8,537	48	109	146	8,234
Foreign defined benefit pension plan (g)	13,251	—	404	—	12,847
Total	$155,442	$19,295	$82,111	$2,291	$51,745

(a) The Credit Facility expires in September 2016.

(b) Kforce's weighted average interest rate as of December 31, 2013 was 1.57%, which was utilized to forecast the expected future interest rate payments. These payments are inherently uncertain due to interest rate and outstanding borrowings fluctuations that will occur over the remaining term of the Credit Facility.

(c) Kforce's liability for unrecognized tax positions as of December 31, 2013 was $0.4 million. This balance has been excluded from the table above due to the significant uncertainty with respect to expected settlements.

(d) Kforce has a non-qualified deferred compensation plan pursuant to which eligible highly-compensated key employees may elect to defer part of their compensation to later years. These amounts, which are classified as other accrued liabilities and other long-term liabilities, respectively, are payable based upon the elections of the plan participants (e.g. retirement, termination of employment, change-in-control). Amounts payable upon the retirement or termination of employment may become payable during the next five years if covered employees schedule a distribution, retire or terminate during that time.

(e) Kforce provides letters of credit to certain vendors in lieu of cash deposits. Kforce currently has letters of credit totaling $2.7 million outstanding as security for workers' compensation and property insurance policies as well as facility lease deposits. Kforce maintains a sub-limit for letters of credit of $15 million under its Credit Facility.

(f) There is no funding requirement associated with the SERP or the SERHP. Kforce does not currently anticipate funding the SERP or SERHP during 2014. Kforce has included the total undiscounted projected benefit payments, as determined at December 31, 2013, in the table above. See Note 12 – "Employee Benefit Plans" to the Consolidated Financial Statements for more detail.

(g) Kforce has included the total undiscounted projected benefit payments, as determined at December 31, 2013 in the table above. There is no funding requirement associated with this plan.

Kforce has no material unrecorded commitments, losses, contingencies or guarantees associated with any related parties or unconsolidated entities.

Income Tax Audits

Kforce is periodically subject to U.S. Internal Revenue Service ("IRS") audits as well as state and other local income tax audits for various tax years. During 2013, the IRS finished an examination of Kforce's U.S. income tax return for 2009 with no material adjustments, and no settlements. During 2013, the IRS commenced a Limited Issue Focused Exam of Kforce's 2010 and 2011 U.S. income tax returns. No material liabilities are expected to result from this ongoing examination. Although Kforce has not experienced any material liabilities in the past due to income tax audits, Kforce can make no assurances that this will continue.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Kforce is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) of the Exchange Act. Kforce's internal control system was designed to provide reasonable assurance to Kforce's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of the CEO and the CFO, Kforce's management assessed the effectiveness of Kforce's internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (1992). Based on our assessment we believe that, as of December 31, 2013, Kforce's internal control over financial reporting is effective based on those criteria.

Kforce's independent registered public accounting firm, Deloitte & Touche LLP, has issued an audit report on our internal control over financial reporting. This report follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Kforce Inc.
Tampa, FL

We have audited the accompanying consolidated balance sheets of Kforce Inc. and subsidiaries ("Kforce") as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. We also have audited Kforce's internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control — Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Kforce's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on Kforce's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kforce Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, Kforce maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in *Internal Control — Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida
February 27, 2014

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share amounts)

Years Ended December 31,	**2013**	2012	2011
Net service revenues	**$1,151,887**	$1,082,479	$1,004,747
Direct costs of services	**782,275**	734,546	687,000
Gross profit	**369,612**	347,933	317,747
Selling, general and administrative expenses	**323,933**	322,436	274,072
Goodwill impairment	**14,510**	69,158	—
Depreciation and amortization	**9,846**	10,789	12,505
Income (loss) from operations	**21,323**	(54,450)	31,170
Other (income) expense:			
Interest expense	**1,302**	1,009	1,196
Other (income) expense	**(77)**	107	60
Income (loss) from continuing operations, before income taxes	**20,098**	(55,566)	29,914
Income tax expense (benefit)	**9,311**	(19,854)	10,858
Income (loss) from continuing operations	**10,787**	(35,712)	19,056
Income from discontinued operations, net of income taxes	**—**	22,009	8,100
Net income (loss)	**10,787**	(13,703)	27,156
Other comprehensive income (loss):			
Defined benefit pension and postretirement plans, net of tax	**3,030**	1,337	(2,570)
Comprehensive income (loss)	**$ 13,817**	$ (12,366)	$ 24,586
Earnings (loss) per share – basic:			
From continuing operations	**$0.32**	$(1.00)	$0.50
From discontinued operations	**$ —**	$ 0.62	$0.22
Earnings (loss) per share – basic	**$0.32**	$(0.38)	$0.72
Earnings (loss) per share – diluted			
From continuing operations	**$0.32**	$(1.00)	$0.49
From discontinued operations	**$ —**	$ 0.62	$0.21
Earnings (loss) per share – diluted	**$0.32**	$(0.38)	$0.70
Weighted average shares outstanding – basic	**33,511**	35,791	37,835
Weighted average shares outstanding – diluted	**33,643**	35,791	38,831

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)

December 31,	**2013**	2012
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 875**	$ 1,381
Trade receivables, net of allowances of $2,028 and $2,153, respectively	**179,095**	151,570
Income tax refund receivable	**7,720**	1,750
Deferred tax assets, net	**4,662**	9,494
Prepaid expenses and other current assets	**10,534**	7,364
Total current assets	**202,886**	171,559
Fixed assets, net	**36,728**	34,883
Other assets, net	**30,991**	28,038
Deferred tax assets, net	**23,270**	21,523
Intangible assets, net	**4,993**	5,736
Goodwill	**48,900**	63,410
Total assets	**$ 347,768**	$ 325,149
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and other accrued liabilities	**$ 31,821**	$ 36,205
Accrued payroll costs	**56,872**	50,063
Other current liabilities	**1,141**	11,564
Income taxes payable	**139**	1,042
Total current liabilities	**89,973**	98,874
Long-term debt—credit facility	**62,642**	21,000
Long-term debt—other	**1,364**	1,144
Other long-term liabilities	**36,556**	34,285
Total liabilities	**190,535**	155,303
Commitments and contingencies (see Note 16)		
Stockholders' Equity:		
Preferred stock, $0.01 par; 15,000 shares authorized, none issued and outstanding	**—**	—
Common stock, $0.01 par; 250,000 shares authorized, 69,480 and 68,531 issued, respectively	**695**	685
Additional paid-in capital	**404,600**	400,688
Accumulated other comprehensive loss	**317**	(2,713)
Retained earnings	**47,612**	40,203
Treasury stock, at cost; 35,751 and 33,980 shares, respectively	**(295,991)**	(269,017)
Total stockholders' equity	**157,233**	169,846
Total liabilities and stockholders' equity	**$ 347,768**	$ 325,149

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

Years Ended December 31,	**2013**	2012	2011
Common stock—shares:			
Shares at beginning of period	**68,531**	68,566	66,542
Issuance of restricted stock, net of forfeitures	**882**	(105)	1,604
Exercise of stock options and stock appreciation rights	**67**	70	420
Shares at end of period	**69,480**	68,531	68,566
Common stock—par value:			
Balance at beginning of period	**$ 685**	$ 686	$ 665
Issuance of restricted stock, net of forfeitures	**9**	(1)	16
Exercise of stock options and stock appreciation rights	**1**	—	5
Balance at end of period	**$ 695**	$ 685	$ 686
Additional paid-in capital:			
Balance at beginning of period	**$ 400,688**	$ 372,212	$ 355,869
Issuance of restricted stock, net of forfeitures	**72**	36	(16)
Exercise of stock options and stock appreciation rights	**597**	736	2,854
Income tax benefit from stock-based compensation	**399**	1,201	1,216
Stock-based compensation expense	**2,570**	26,243	11,976
Employee stock purchase plan	**274**	260	313
Balance at end of period	**$ 404,600**	$ 400,688	$ 372,212
Accumulated other comprehensive income (loss):			
Balance at beginning of period	**$ (2,713)**	$ (4,050)	$ (1,480)
Pension and postretirement plans, net of tax of $1,919, $854 and $1,532, respectively	**3,030**	1,337	(2,570)
Balance at end of period	**$ 317**	$ (2,713)	$ (4,050)
Retained earnings:			
Balance at beginning of period	**$ 40,203**	$ 89,135	$ 61,979
Net income (loss)	**10,787**	(13,703)	27,156
Dividend ($0.10, $1.00 and $0.00 per share, respectively)	**(3,378)**	(35,229)	—
Balance at end of period	**$ 47,612**	$ 40,203	$ 89,135
Treasury stock – shares:			
Shares at beginning of period	**33,980**	30,644	24,823
Repurchases of common stock	**1,812**	3,376	5,746
Shares tendered in payment of the exercise price of stock options	**—**	11	131
Employee stock purchase plan	**(41)**	(51)	(56)
Shares at end of period	**35,751**	33,980	30,644
Treasury stock—cost:			
Balance at beginning of period	**$(269,017)**	$(224,868)	$(163,216)
Repurchases of common stock	**(27,313)**	(44,375)	(59,643)
Shares tendered in payment of the exercise price of stock options	**—**	(161)	(2,401)
Employee stock purchase plan	**339**	387	392
Balance at end of period	**$(295,991)**	$(269,017)	$(224,868)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

Years Ended December 31,	**2013**	2012	2011
Cash flows from operating activities:			
Net income (loss)	**$ 10,787**	$ (13,703)	$ 27,156
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:			
Gain on sale of discontinued operations	**—**	(36,418)	—
Goodwill and intangible asset impairment	**14,510**	69,158	—
Deferred income tax (benefit) provision, net	**1,166**	(17,136)	653
Provision for (recovery of) bad debts on accounts receivable and other accounts receivable reserves	**546**	1,860	(925)
Depreciation and amortization	**9,846**	10,862	12,694
Stock-based compensation	**2,570**	25,740	11,976
Pension and postretirement benefit plans expense	**3,237**	4,505	4,369
Amortization of deferred financing costs	**90**	92	139
Tax benefit attributable to stock-based compensation	**399**	1,201	1,216
Excess tax benefit attributable to stock-based compensation	**(110)**	(1,130)	(878)
Deferred compensation liability increase (decrease), net	**3,994**	2,111	(634)
(Gain) loss on cash surrender value of Company-owned life insurance	**(3,690)**	(1,797)	1,733
Other	**257**	55	251
(Increase) decrease in operating assets, net of acquisitions:			
Trade receivables, net	**(28,071)**	4,298	(25,332)
Income tax refund receivable	**(5,970)**	(1,500)	5,425
Prepaid expenses and other current assets	**(3,170)**	(2,246)	(380)
Other assets, net	**(57)**	244	75
Increase (decrease) in operating liabilities, net of acquisitions:			
Accounts payable and other current liabilities	**(12,471)**	10,913	(4,576)
Accrued payroll costs	**7,422**	(241)	1,395
Income taxes payable	**(903)**	807	(15)
Other long-term liabilities	**83**	(1,697)	(3,102)
Cash provided by operating activities	**465**	55,978	31,240
Cash flows from investing activities:			
Capital expenditures	**(8,145)**	(5,846)	(6,495)
Proceeds from disposition of business, net of cash	**—**	55,446	—
Proceeds from the sale of assets held within the Rabbi Trust	**3,278**	4,259	—
Purchase of assets held within the Rabbi Trust	**(3,697)**	(1,460)	(3,440)
Other	**17**	6	(155)
Cash (used in) provided by investing activities	**(8,547)**	52,405	(10,090)
Cash flows from financing activities:			
Proceeds from bank line of credit	**591,688**	241,973	488,468
Payments on bank line of credit	**(550,081)**	(270,499)	(449,767)
Payments of capital expenditure financing	**(1,452)**	(1,802)	(1,497)
Payments of deferred loan financing costs	**—**	—	(450)
Short-term vendor financing	**(180)**	253	287
Proceeds from exercise of stock options	**598**	575	458
Excess tax benefit attributable to stock-based compensation	**110**	1,130	878
Repurchases of common stock	**(29,810)**	(44,375)	(59,643)
Cash dividend	**(3,297)**	(35,196)	—
Cash provided by (used in) financing activities	**7,576**	(107,941)	(21,266)
Change in cash and cash equivalents	**(506)**	442	(116)
Cash and cash equivalents at beginning of year	**1,381**	939	1,055
Cash and cash equivalents at end of year	**$ 875**	$ 1,381	$ 939

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Kforce Inc. and subsidiaries (collectively, "Kforce") provide professional staffing services and solutions to customers in the following segments: Technology ("Tech"), Finance and Accounting ("FA"), Health Information Management ("HIM") and Government Solutions ("GS"). Kforce provides flexible staffing services and solutions on both a temporary and full-time basis. Kforce operates through its corporate headquarters in Tampa, Florida and 62 field offices located throughout the United States (the "U.S."). Additionally, one of our subsidiaries, Kforce Global Solutions, Inc. ("Global"), provides information technology outsourcing services internationally through an office in Manila, Philippines. Our international operations comprised approximately 2% of net service revenues for each of the three years ended December 31, 2013 and are included in our Tech segment.

Kforce serves clients from the Fortune 1000, the Federal Government, state and local governments, local and regional companies and small to mid-sized companies.

Basis of Presentation

The consolidated financial statements of Kforce have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the Securities and Exchange Commission ("SEC").

Principles of Consolidation

The consolidated financial statements include the accounts of Kforce Inc. and its wholly-owned subsidiaries. References in this document to "Kforce," "the Company," "we," "our" or "us" refer to Kforce Inc. and its subsidiaries, except where the context indicates otherwise. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most important of these estimates and assumptions relate to the following: accounting for goodwill and identifiable intangible assets and any related impairment; stock-based compensation; obligations for pension and postretirement benefit plans; self-insured liabilities for workers' compensation and health insurance; allowance for doubtful accounts, fallouts and other accounts receivable reserves and accounting for income taxes. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Cash and Cash Equivalents

Kforce classifies all highly liquid investments with an original initial maturity of three months or less as cash equivalents. Cash and cash equivalents consist of cash on hand with banks, either in commercial accounts, or overnight interest-bearing money market accounts and at times may exceed federally insured limits. Cash and cash equivalents are stated at cost, which approximates fair value due to the short duration of their maturities.

Accounts Receivable Reserves

Kforce establishes its reserves for expected credit losses, fallouts, early payment discounts and revenue adjustments based on past experience and estimates of potential future activity. Specific to our allowance for doubtful accounts, which comprises a majority of our accounts receivable reserves, Kforce performs an ongoing analysis of factors including recent write-off and delinquency trends, a specific analysis of significant receivable balances that are past due, the concentration of accounts receivable among clients and higher-risk sectors, and the current state of the U.S. economy. Trade receivables are written off by Kforce after all reasonable collection efforts have been exhausted.

Accounts receivable reserves as a percentage of gross accounts receivable was 1.1% and 1.4% as of December 31, 2013 and December 31, 2012, respectively.

Revenue Recognition

We earn revenues from two primary sources: Flexible billings and Search fees. Flexible billings are recognized as the services are provided by Kforce's temporary employees, who are Kforce's legal employees while they are working on assignments. Kforce pays all related costs of such employment, including workers' compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. Search fees are recognized by Kforce when employment candidates accept offers of permanent employment and are scheduled to commence employment within 30 days. Kforce records revenues net of an estimated reserve for "fallouts," which is based on Kforce's historical fallout experience. Fallouts occur when a candidate does not remain employed with the client through the contingency period, which is typically 90 days or less.

Net service revenues represent services rendered to customers less credits, discounts, rebates and allowances. Revenues include reimbursements of travel and out-of-pocket expenses ("billable expenses") with equivalent amounts of expense recorded in direct costs of services.

Our GS segment generates its revenues under contracts that are, in general, greater in duration than our other segments and which can often span several years, inclusive of renewal periods. In addition, our GS segment generates substantially all of its revenues under time-and-materials (which account for the majority of this segment's contracts), fixed-price and cost-plus arrangements. Our GS segment does not generate any Search fees. Except as provided below, Kforce considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured.

- Revenues for time-and-materials contracts, which accounts for approximately 73% of this segment's revenue, are recorded based on contractually established billing rates at the time services are provided.

- Revenues on fixed-price contracts are recognized on the basis of the estimated percentage-of-completion. Approximately 15% of this segment's revenues are recognized under this method. Progress towards completion is typically measured based on costs incurred as a proportion of estimated total costs or other measures of progress when applicable. Profit in a given period is reported at the expected profit margin to be achieved on the overall contract.
- Revenue on cost-plus arrangements is recognized based on allowable costs incurred plus an estimate of the applicable fees earned. Approximately 12% of this segment's revenues are recognized under these arrangements.

Direct Costs of Services

Direct costs of services are composed primarily of payroll wages, payroll taxes, payroll-related insurance for Kforce's flexible employees, and subcontractor costs. Direct costs of permanent placement services primarily consist of reimbursable expenses. Direct costs of services exclude depreciation and amortization expense, which is presented on a separate line in the accompanying consolidated statements of operations and comprehensive income (loss).

Income Taxes

Kforce accounts for income taxes using the asset and liability approach to the recognition of deferred tax assets and liabilities for the expected future tax consequences of differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Unless it is "more likely than not" that a deferred tax asset can be utilized to offset future taxes, a valuation allowance is recorded against that asset. The tax benefits of deductions attributable to employees' disqualifying dispositions of shares obtained from incentive stock options, exercises of non-qualified stock options, and vesting of restricted stock are reflected as increases in additional paid-in capital.

Kforce evaluates tax positions that have been taken or are expected to be taken in its tax returns, and records a liability for uncertain tax positions. Kforce uses a two-step approach to recognize and measure uncertain tax positions. First, tax positions are recognized if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, tax positions are measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. Kforce recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes in the accompanying consolidated financial statements.

Fair Value Measurements

Kforce uses the framework established by the Financial Accounting Standards Board ("FASB") for measuring fair value and disclosures about fair value measurements. Kforce uses fair value measurements in areas that include, but are not limited to: the impairment testing of goodwill and long-lived assets; share-based compensation arrangements; valuing the investment in bond mutual funds within the Kforce's deferred compensation plan; our debt and capital lease obligations. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities approximate fair value because of the short-term nature of these instruments. Using available market information and appropriate valuation methodologies, Kforce has determined the estimated fair value measurements; however, considerable judgment is required in interpreting data to develop the estimates of fair value.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the related leases, which generally range from three to five years.

Goodwill and Other Intangible Assets

Goodwill

Kforce performs a goodwill impairment analysis, using the two-step analysis method, on an annual basis and whenever events or changes in circumstances indicate that the carrying value may not be recoverable unless it is determined, based upon a review of the qualitative factors of a reporting unit, that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, including goodwill. Under the two-step analysis method, the recoverability of goodwill is measured at the reporting unit level, which Kforce has determined to be consistent with its operating segments; by comparing the reporting unit's carrying amount, including goodwill, to the fair market value of the reporting unit. Kforce determines the fair market value of its reporting units based on a weighting of the present value of projected future cash flows (the "income approach") and the use of comparative market approach under both the guideline company method and guideline transaction method (collectively, the "market approach"). Fair market value using the income approach is based on Kforce's estimated future cash flows on a discounted basis. The market approach compares each of Kforce's reporting units to other comparable companies based on valuation multiples derived from operational and transactional data to arrive at a fair value. Factors requiring significant judgment include, among others, the determination of comparable companies, assumptions related to forecasted operating results, discount rates, long-term growth rates, and market multiples. Changes in economic or operating conditions, or changes in Kforce's business strategies, that occur after the annual impairment analysis and which impact these assumptions, may result in a future goodwill impairment charge, which could be material to Kforce's consolidated financial statements.

Other Intangible Assets

Identifiable intangible assets arising from certain of Kforce's acquisitions include non-compete and employment agreements, contractual relationships, customer contracts, and a trade name and trademark. For definite-lived intangible assets, Kforce has determined that the straight-line method is an appropriate methodology to allocate the cost over the period of expected benefit, which ranges from one to 15 years. The impairment evaluation for indefinite-lived intangible assets, which for Kforce consist of a trademark and trade name, is conducted on an annual basis or more frequently if events or changes in circumstances indicate that an asset may be impaired.

Impairment of Long-Lived Assets

Kforce reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of long-lived assets is measured by a comparison of the carrying amount of the asset group to the future undiscounted net cash flows expected to be generated by those assets. If such assets are considered to be impaired, the impairment charge recognized is the amount by which the carrying amounts of the assets exceed the fair value of the assets, as determined based on the present value of projected future cash flows.

Capitalized Software

Kforce purchases, develops, and implements new computer software to enhance the performance of our Company-wide technology infrastructure. Direct internal costs, such as payroll and payroll-related costs, and external costs incurred during the development stage of each project, are capitalized and classified as capitalized software. Kforce capitalized development-stage implementation costs of $970, $1,718 and $2,876 during the years ended December 31, 2013, 2012 and 2011, respectively. Capitalized software development costs are classified as other assets, net in the accompanying consolidated balance sheets and are being amortized over the estimated useful lives of the software, which range from one to five years, using the straight-line method.

Commissions

Our associates make placements and earn commissions as a percentage of actual revenues (for Search revenue) or gross profit (for Flex revenue) pursuant to a calendar-year-basis commission plan. The amount of commissions paid as a percentage of revenues or gross profit increases as volume increases. Kforce accrues commissions for actual revenues or gross profit at a percentage equal to the percent of total expected commissions payable to total revenues or gross profit for the year, as applicable.

Stock-Based Compensation

Kforce accounts for stock-based compensation by measuring the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost is recognized over the requisite service period, net of estimated forfeitures. If the actual number of forfeitures differs from those estimated, additional adjustments to compensation expense may be required in future periods.

Workers' Compensation

Kforce retains the economic burden for the first $250 per occurrence in workers' compensation claims except: (i) in states that require participation in state-operated insurance funds and (ii) for its GS segment which is fully insured for workers' compensation claims. Workers' compensation includes ongoing health care and indemnity coverage for claims and may be paid over numerous years following the date of injury. Workers' compensation expense includes insurance premiums paid, claims administration fees charged by Kforce's workers' compensation administrator, premiums paid to state-operated insurance funds and an estimate for Kforce's liability for Incurred but Not Reported ("IBNR") claims and for the ongoing development of existing claims.

Kforce estimates its workers' compensation liability based upon historical claims experience, actuarially determined loss development factors, and qualitative considerations such as claims management activities.

Taxes Assessed by Governmental Agencies—Revenue Producing Transactions

Kforce collects sales tax for various taxing authorities and it is our policy to record these amounts on a net basis; thus, sales tax amounts are not included in net service revenues.

Health Insurance

Except for certain fully insured health insurance lines of coverage, Kforce retains the risk of loss for each health insurance plan participant up to $275 in claims annually. Additionally, for all claim amounts exceeding $275, Kforce retains the risk of loss up to an aggregate annual loss of those claims of $500. For its partially self-insured lines of coverage, health insurance costs are accrued using estimates to approximate the liability for reported claims and IBNR claims, which are primarily based upon an evaluation of historical claims experience, actuarially-determined completion factors and a qualitative review of our health insurance exposure including the extent of outstanding claims and expected changes in health insurance costs.

Accounting for Postretirement Benefits

Kforce recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in its consolidated balance sheets and recognizes changes in that funded status in the year in which the changes occur through other comprehensive income (loss). Kforce also measures the funded status of the defined benefit postretirement plans as of the date of its fiscal year-end, with limited exceptions.

Amortization of a net unrecognized gain or loss in accumulated other comprehensive income (loss) is included as a component of net periodic benefit cost and net periodic postretirement benefit cost if, as of the beginning of the year, that net gain or loss exceeds 10% of the greater of the projected benefit obligation or accumulated postretirement benefit obligation. If amortization is required, the minimum amortization shall be that excess divided by the average remaining service period of active plan participants.

Earnings per Share

Basic earnings (loss) per share is computed as earnings (loss) divided by the weighted average number of common shares outstanding during the period. Basic weighted average shares outstanding excludes unvested shares of restricted stock. Diluted earnings (loss) per common share is computed by dividing the earnings (loss) attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period plus the dilutive effect of stock options and other potentially dilutive securities such as unvested shares of restricted stock using the treasury stock method, except where the effect of including potential common shares would be anti-dilutive. Weighted average shares outstanding for purposes of computing diluted earnings per common share excludes contingently issuable unvested restricted stock unless the performance condition has been achieved as of the end of the applicable reporting period.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the three years ended December 31, 2013:

	2013	2012	2011
Numerator:			
Income (loss) from continuing operations	**$10,787**	$(35,712)	$19,056
Income from discontinued operations, net of tax	**—**	22,009	8,100
Net income (loss)	**$10,787**	$(13,703)	$27,156
Denominator:			
Weighted average shares outstanding—basic	**33,511**	35,791	37,835
Common stock equivalents	**132**	—	996
Weighted average shares outstanding—diluted	**33,643**	35,791	38,831
Earnings (loss) per share—basic:			
From continuing operations	**$0.32**	$(1.00)	$0.50
From discontinued operations	**—**	0.62	0.22
Earnings (loss) per share—basic	**$0.32**	$(0.38)	$0.72
Earnings (loss) per share—diluted:			
From continuing operations	**$0.32**	$(1.00)	$0.49
From discontinued operations	**—**	0.62	0.21
Earnings (loss) per share—diluted	**$0.32**	$(0.38)	$0.70

For the year ended December 31, 2011, the total weighted average awards to purchase or receive 33 shares of common stock was not included in the computation of diluted earnings per share, because these would have had an anti-dilutive effect on earnings per share. Given that Kforce had a loss from continuing operations for the year ended December 31, 2012, the calculation of diluted loss per share from continuing operations, earnings from discontinued operations, and net loss is computed using basic weighted average common shares outstanding. For the year ended December 31, 2013, there were no shares of common stock excluded from the computation of diluted earnings per share.

Treasury Stock

Kforce's Board of Directors ("Board") may authorize share repurchases of Kforce's common stock. Shares repurchased under Board authorizations are held in treasury for general corporate purposes, including issuances under various employee share-based award plans. Treasury shares are accounted for under the cost method and reported as a reduction of stockholders' equity in the accompanying consolidated financial statements.

Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) represents the net after-tax impact of unrecognized actuarial gains and losses related to: (i) the supplemental executive retirement plan and supplemental executive retirement health plan, both of which cover a limited number of executives and (ii) a defined benefit plan covering all eligible employees in our Philippine operations. Because each of these plans is unfunded as of December 31, 2013, the actuarial gains and losses arise as a result of the actuarial experience of the plans as well as changes in actuarial assumptions in measuring the associated obligation as of year-end, or an interim date if any re-measurement is necessary. This information is provided in our consolidated statements of operations and comprehensive income (loss).

Dividends

Kforce's Board may, at its discretion, declare and pay dividends on the outstanding shares of Kforce's common stock out of retained earnings, subject to statutory requirements. Dividends for any outstanding and unvested restricted stock as of the record date are awarded in the form of additional shares of restricted stock, at the same rate as the cash dividend on common stock and based on the closing stock price, and have the same vesting terms as the outstanding and unvested restricted stock. The following summarizes the cash dividends declared for the three years ended December 31:

	2013	2012	2011
Cash dividends declared per share	**$0.10**	$1.00	—

Kforce currently expects to continue to declare and pay quarterly dividends of an amount similar to its December 2013 dividend of $0.10 per share. However, the declaration and payment of future dividends are discretionary and will be subject to determination by Kforce's Board of Directors each quarter following its review of the Firm's financial performance.

New Accounting Standards

In July 2013, the FASB issued authoritative guidance regarding presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance is to be applied for annual reporting periods beginning on or after December 15, 2013 and interim periods within those annual periods. Kforce does not expect the adoption of this guidance to have a material impact on its future consolidated financial statements.

2. DISCONTINUED OPERATIONS

On March 17, 2012, Kforce entered into a Stock Purchase Agreement (the "SPA") to sell all of the issued and outstanding stock of Kforce Clinical Research, Inc. ("KCR") to inVentiv Health, Inc. ("Purchaser"). On March 31, 2012 ("Closing Date"), the Firm closed the sale of KCR to the Purchaser for a total cash purchase price of $57,335, after giving effect to a $7,335 post-closing working capital adjustment.

In connection with the closing of the sale, Kforce entered into a Transition Services Agreement ("TSA") with the Purchaser to provide certain post-closing transitional services for a period not to exceed 18 months from the Closing Date. Services provided by Kforce under the TSA ceased during the three months ended June 30, 2013. The fees for a significant majority of these services were generally equivalent to Kforce's cost.

In accordance with the SPA, Kforce was obligated to indemnify the Purchaser for certain losses, as defined, in excess of $375 although this deductible did not apply to certain losses. Kforce's obligations under the indemnification provisions of the SPA, with the exception of certain items, ceased 18 months from the Closing Date and were limited to an aggregate of $5,000 although this cap did not apply to certain losses. While it cannot be certain, Kforce believes any exposure under the indemnification provisions is remote, particularly given that the 18 month time period for general indemnification claims has now passed, and, as a result, Kforce has not recorded a liability as of December 31, 2013.

The financial results of KCR have been presented as discontinued operations in the accompanying consolidated statements of operations and comprehensive income (loss). The following summarizes the results from discontinued operations for the two years ended December 31:

	2012	2011
Net service revenues	**$29,808**	$106,172
Direct costs of services and operating expenses	**26,491**	92,775
	3,317	13,397
Gain on sale of discontinued operations	**36,418**	—
Income from discontinued operations, before income taxes	**39,735**	13,397
Income tax expense	**17,726**	5,297
Income from discontinued operations, net of income taxes	**$22,009**	$ 8,100

Additionally, in connection with the servicing of the TSA, approximately $2,658 was due to the Purchaser from Kforce as of December 31, 2012 and is classified within accounts payable and other accrued liabilities in the consolidated balance sheet. This was paid during 2013.

Acceleration of Equity Awards

In connection with the disposition of KCR as described above, the Board exercised its discretion, as permitted within the Kforce Inc. 2006 Stock Incentive Plan, to accelerate the vesting, for tax planning purposes, of substantially all of the outstanding and unvested restricted stock and alternative long-term incentive awards ("ALTI") effective March 31, 2012. Kforce recognized a tax benefit from the acceleration of the vesting of restricted stock and ALTI. The acceleration resulted in the recognition of previously unrecognized compensation expense during the quarter ended March 31, 2012 of $31,297, which included $784 of payroll taxes. This expense was classified in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

3. FIXED ASSETS

Major classifications of fixed assets and related useful lives are summarized as follows:

December 31,	Useful Life	**2013**	2012
Land		**$ 5,892**	$ 5,892
Building and improvements	5-40 years	**25,191**	25,121
Furniture and equipment	5-7 years	**9,701**	8,232
Computer equipment	3-5 years	**8,966**	7,269
Leasehold improvements	3-5 years	**6,894**	4,720
Capital leases	3-5 years	**4,306**	5,902
		60,950	57,136
Less accumulated depreciation and amortization		**(24,222)**	(22,253)
		$ 36,728	$ 34,883

Depreciation and amortization expense during the years ended December 31, 2013, 2012 and 2011 was $5,863, $5,368 and $5,826, respectively.

4. INCOME TAXES

The provision for income taxes from continuing operations consists of the following:

Years Ended December 31,	**2013**	2012	2011
Current:			
Federal	**$7,119**	$ (1,238)	$ 8,784
State	**1,026**	(1,097)	1,244
Deferred	**1,166**	(17,519)	830
	$9,311	$(19,854)	$10,858

The provision for income taxes from continuing operations shown above varied from the statutory federal income tax rate for those periods as follows:

Years Ended December 31,	**2013**	2012	2011
Federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of Federal tax effect	**4.2**	4.7	3.3
Non-deductible goodwill impairment	**2.4**	(4.1)	—
Non-deductible meals and entertainment	**2.9**	(0.7)	1.0
Other	**1.8**	0.8	(3.0)
Effective tax rate	**46.3%**	35.7%	36.3%

Deferred income tax assets and liabilities are composed of the following:

December 31,	2013	2012
Deferred taxes, current:		
Assets:		
Accounts receivable reserves	**$ 779**	$ 859
Accrued liabilities	**2,902**	3,795
Deferred compensation obligation	**1,111**	917
Pension and postretirement benefit plans	**19**	4,191
Other	**75**	71
Deferred tax assets, current	**4,886**	9,833
Liabilities:		
Prepaid expenses	**(224)**	(339)
Deferred tax asset, net—current	**4,662**	9,494
Deferred taxes, non-current:		
Assets:		
Accrued liabilities	**579**	258
Deferred compensation obligation	**6,896**	6,622
Stock-based compensation	**773**	356
Pension and postretirement benefit plans	**4,916**	5,563
Goodwill and intangible assets	**11,750**	10,142
Deferred revenue	**106**	54
Other	**1,531**	2,140
Deferred tax assets, non-current	**26,551**	25,135
Liabilities:		
Fixed assets	**(2,693)**	(2,659)
Other	**(503)**	(868)
Deferred tax liabilities, non-current	**(3,196)**	(3,527)
Valuation allowance	**(85)**	(85)
Deferred tax asset, net—non-current	**23,270**	21,523
Net deferred tax asset	**$27,932**	$31,017

At December 31, 2013, Kforce had approximately $20,907 of state tax net operating losses ("NOLs") which will be carried forward to be offset against future state taxable income. The state tax NOLs expire in varying amounts through 2032.

In evaluating the realizability of Kforce's deferred tax assets, management assesses whether it is more likely than not that some portion, or all, of the deferred tax assets, will be realized. Management considers, among other things, the ability to generate future taxable income (including reversals of deferred tax liabilities) during the periods in which the related temporary differences will become deductible.

Kforce is periodically subject to U.S. Internal Revenue Service ("IRS") audits as well as state and other local income tax audits for various tax years. During 2013, the IRS finished an examination of Kforce's U.S. income tax return for 2009 with no material adjustments and no settlements. During 2013, the IRS commenced a Limited Issue Focused Exam of Kforce's 2010 and 2011 U.S. income tax returns. No material liabilities are expected to result from this ongoing examination. Although Kforce has not experienced any material liabilities in the past due to income tax audits, Kforce can make no assurances that this will continue.

Uncertain Income Tax Positions

An uncertain income tax position taken on the income tax return must be recognized in the consolidated financial statements at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Beginning balance	**$133**	$ 72	$191
Additions for tax positions of prior years	**269**	36	10
Additions for tax positions of current year	**25**	25	38
Reductions for tax positions of prior years—lapse of applicable statutes	**(24)**	—	(82)
Settlements	**—**	—	(85)
Ending balance	**$403**	$133	$ 72

The entire amount of these unrecognized tax benefits as of December 31, 2013, if recognized, would not significantly impact the effective tax rate. Kforce does not expect any significant changes to its uncertain tax positions in the next 12 months.

Kforce and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various states. Global files income tax returns in the Philippines. With a few exceptions, Kforce is no longer subject to federal, state, local, or non-U.S. income tax examinations by tax authorities for years before 2009.

5. OTHER ASSETS

December 31,	2013	2012
Assets held in Rabbi Trust	**$24,910**	$20,801
Capitalized software, net of amortization	**5,472**	6,729
Deferred loan costs, net of amortization	**288**	345
Other non-current assets	**321**	163
	$30,991	$28,038

As of December 31, 2013, the assets held in Rabbi Trust were $24,910, which was comprised of $24,041 related to the cash surrender value of life insurance policies and $869 of money market funds. As of December 31, 2012, the assets held in Rabbi Trust were $20,801, which was comprised of $16,677 related to the cash surrender value of life insurance policies and $4,124 of bond mutual funds. The cash surrender value of Company-owned life insurance policies relates to policies maintained by Kforce on certain participants in its deferred compensation plan, which, in conjunction with the money market funds, could be used to fund the related obligations (Note 12).

Kforce capitalized software purchases as well as direct costs associated with software developed for internal use of approximately $2,244 and $2,429 during the years ended December 31, 2013 and 2012, respectively. Accumulated amortization of capitalized software was $34,816 and $31,861 as of December 31, 2013 and 2012, respectively. Amortization expense of capitalized software during the years ended December 31, 2013, 2012 and 2011 was $3,236, $4,587 and $5,716, respectively.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following table contains a disclosure of changes in the carrying amount of goodwill in total and for each reporting unit for the two years ended December 31, 2013:

	Technology	Finance and Accounting	Clinical Research	Health Information Management	Government Solutions	Total
Balance as of December 31, 2011	$17,034	$8,006	$ 5,474	$4,923	$102,641	$138,078
Adjustment	—	—	36	(36)	—	—
Disposition of KCR (a)	—	—	(5,510)	—	—	(5,510)
Impairment of goodwill	—	—	—	—	(69,158)	(69,158)
Balance as of December 31, 2012	$17,034	$8,006	$ —	$4,887	$ 33,483	$ 63,410
Impairment of goodwill	**—**	**—**	**—**	**—**	**(14,510)**	**(14,510)**
Balance as of December 31, 2013	**$17,034**	**$8,006**	**$ —**	**$4,887**	**$ 18,973**	**$ 48,900**

(a) See Note 2—"Discontinued Operations" for additional discussion.

Kforce performed its annual impairment assessment of the carrying value of goodwill as of December 31, 2013 and 2012. During the impairment test performed on December 31, 2012, Kforce compared the carrying value of the GS reporting unit to its estimated fair value and for the Tech, FA and HIM reporting units performed a qualitative assessment to determine if it was more likely than not that the fair value of the reporting units was less than its carrying amount. Kforce concluded there were no indications of impairment for its Tech, FA, HIM or GS reporting units during the December 31, 2012 annual impairment tests.

As of March 31, June 30, and September 30, 2013, as part of our customary quarterly procedures, we considered the qualitative and quantitative factors associated with each of our reporting units and determined that there was not an indication that the carrying values of any of our reporting units were likely impaired. During the fourth quarter of 2013, Kforce management made a strategic business decision with regard to the GS segment to focus its service offerings and efforts on prime integrated business solution services. As a result of this change in focus, management plans to reallocate existing investments in the business and redirect the business development team to concentrate on a more specific and, in our opinion, a higher quality revenue stream. These plans will ultimately result in the transition away from certain existing revenue streams, specific revenue-generating contracts and opportunities in the business development life cycle that do not fit within the revised strategic scope of service offerings, including pure staff augmentation as well as product sales. The change in strategy, coupled with the lengthy contract procurement cycle within the government sector of approximately 18 months for solution-based services, changed our expectations for the forecast, and is now is expected to have a negative impact on near-term growth prospects of the GS segment. We believe that these circumstances indicated a possible impairment trigger during the fourth quarter, which was assessed in conjunction with the annual impairment test.

During the annual impairment test performed as of December 31, 2013 for our Tech, FA and HIM reporting units, Kforce assessed the qualitative factors of each reporting unit to determine if it was more likely than not that the fair value of the reporting unit was less than its carrying amount, including goodwill. Based upon the qualitative assessments for our Tech and FA reporting units, it was determined that it was not more likely than not that the fair value of the reporting units were less than the carrying values. For our HIM reporting unit, a quantitative, or step one, analysis was deemed appropriate as a result of the deterioration in the operating results as compared to previous forecasts.

For our GS and HIM reporting units, we compared the respective carrying values to their estimated fair value based on a weighting of both the income approach and the market approaches. Discounted cash flows, which serve as the primary basis for the income approach, were based on discrete financial forecasts which were developed by management for planning purposes and were consistent with those distributed within Kforce. Cash flows beyond the discrete forecast period of five years were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends and also considered long-term earnings growth rates for publicly-traded peer companies, as well as the risk-free rate of return. For the GS reporting unit, the discrete financial forecast includes certain adjustments of costs that Kforce believes a market participant buyer, such as a large government contractor, would incur to operate the GS reporting unit. A terminal value growth rate of 3% was used for both the GS and the HIM reporting units. The income approach valuation included the cash flow discount rate, representing the GS and HIM reporting units' weighted average cost of capital of 17% and 17.5%, respectively. This weighted average cost of capital includes a specific company risk premium of 2% for both GS and HIM.

As previously mentioned, the market approaches consist of the (i) guideline company method and (ii) guideline transaction method. The guideline company method applies pricing multiples derived from publicly-traded guideline companies that are comparable to the respective reporting unit to determine its value. To calculate fair values under the guideline company method, Kforce utilized enterprise value/revenue multiples ranging from 0.4x to 0.5x and 0.3x to 0.6x and enterprise value/EBITDA multiples ranging from 4.4x to 6.9x and 5.4x to 13.5x for GS and HIM, respectively. Additionally, the fair value under the guideline company method included a control premium ranging of 40% and 10% for GS and HIM, respectively, which was determined based on a review of comparative market transactions.

The guideline transaction method applies pricing multiples derived from recently completed acquisitions that we believe are reasonably comparable to the reporting unit to determine fair value. To calculate fair values under the guideline transaction method, Kforce utilized enterprise value/revenue multiples ranging from 0.6x to 2.0x and 0.2x to 0.8x and enterprise value/EBITDA multiples ranging from 5.8x and 18.7x and from 4.7x to 19.7x, respectively, for the GS and HIM reporting units. Kforce used the enterprise value to EBITDA ratio due to it being the predominant measure used in the marketplace to value this type of business. Publicly available information regarding the market capitalization of Kforce was also considered in assessing the reasonableness of the cumulative fair values of our reporting units.

Upon completion of the first step of the goodwill impairment analysis as of December 31, 2013 for our HIM reporting unit, it was determined the fair value exceeded its carrying value by 156%. For the GS reporting unit, the results of the first step of the goodwill impairment analysis as of December 31, 2013 indicated that the fair value was 73% of its carrying value; therefore, impairment was indicated. Because indicators of impairment existed, we commenced the second step of the goodwill impairment analysis to determine the implied fair value of goodwill for the reporting unit, which was determined in the same manner utilized to estimate the amount of goodwill recognized in a business combination. As part of the second step of the impairment analysis performed as of December 31, 2013, we calculated the fair value of certain assets, including trade names and customer relationships. The implied fair value of goodwill was measured as the excess of the fair value of the GS reporting unit over the amounts assigned to its assets and liabilities. The goodwill impairment loss for the reporting unit was measured by the amount the carrying value of goodwill exceeded the implied fair value of the goodwill. Based on this assessment, we recorded an impairment charge of $14,510 which is presented separately in the consolidated statements of operations and comprehensive income (loss). A tax benefit in the amount of $5,160 was recorded related to the goodwill impairment charge.

During the three months ended June 30, 2012, due to certain adverse effects of events and indications during that time period, Kforce believed that a triggering event occurred within our GS reporting unit during the quarter. As a result, Kforce performed an interim goodwill impairment analysis for its GS reporting unit as of June 30, 2012, which resulted in an indication of impairment and Kforce recording an estimated impairment charge. Due to the complexity of the second step of the impairment analysis, Kforce completed the analysis during the fourth quarter of 2012. Based on this assessment, we recorded an impairment charge of $69,158 which included a related tax benefit of $24,670 during the year ended December 31, 2012. This impairment charge included an incremental adjustment of $3,858 with a related tax benefit of $1,405 resulting from the completion of the second step analysis during the fourth quarter of 2012.

Total goodwill impairment for the years ending December 31, 2013, 2012 and 2011 was $14,510, $69,158 and $0, respectively.

The following table contains a disclosure of the gross amount and accumulated impairment losses of goodwill for Tech, FA and GS reporting units for the two years ended December 31, 2013:

	Goodwill Carrying Value by Reporting Unit as of:		
	December 31, 2013	December 31, 2012	January 1, 2012
Technology			
Gross amount	**$ 156,391**	$ 156,391	$ 156,391
Accumulated impairment losses	**$(139,357)**	$(139,357)	$(139,357)
Carrying value	**$ 17,034**	$ 17,034	$ 17,034
Finance and Accounting			
Gross amount	**$ 19,766**	$ 19,766	$ 19,766
Accumulated impairment losses	**$ (11,760)**	$ (11,760)	$ (11,760)
Carrying value	**$ 8,006**	$ 8,006	$ 8,006
Government Solutions			
Gross amount	**$ 102,641**	$ 102,641	$ 102,641
Accumulated impairment losses	**$ (83,668)**	$ (69,158)	$ —
Carrying value	**$ 18,973**	$ 33,483	$ 102,641

There has been no impairment charges recognized for the HIM reporting unit. As a result, the carrying value of goodwill for each of the two years ended December 31, 2013 and 2012 represents the gross amount of goodwill attributable to the reporting unit.

Other Intangible Assets

The gross and net carrying values of intangible assets as of December 31, 2013 and 2012, by major intangible asset class, are as follows:

	December 31, 2013	December 31, 2012
Definite-lived intangible assets		
Customer relationships, customer contracts, and other		
Gross amount	**$ 27,940**	$ 27,936
Accumulated amortization	**$(25,187)**	$(24,440)
Carrying value	**$ 2,753**	$ 3,496
Indefinite-lived intangible assets		
Trade name and trademark		
Gross amount	**$ 2,240**	$ 2,240
Accumulated impairment losses	**$ —**	$ —
Carrying value	**$ 2,240**	$ 2,240

Amortization expense on intangible assets for each of the three years ended December 31, 2013, 2012 and 2011 was $747, $907 and $1,152, respectively. Amortization expense for 2014, 2015, 2016, 2017 and 2018 is expected to be $634, $634, $457, $209 and $209, respectively.

There was no impairment expense related to indefinite-lived intangible assets during the years ended December 31, 2013, 2012 or 2011.

7. ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities consisted of the following:

December 31,	**2013**	2012
Accounts payable	**$19,445**	$22,653
Accrued liabilities	**12,376**	13,552
	$31,821	$36,205

Kforce utilizes a major procurement card provider to pay certain of its corporate trade payables. The balance owed to this provider for these transactions as of December 31, 2013 and 2012 was $695 and $875, respectively, and has been included in accounts payable and other accrued liabilities in the accompanying consolidated balance sheets. The cash flows associated with these transactions have been presented as a financing activity in the accompanying consolidated statement of cash flows.

8. ACCRUED PAYROLL COSTS

Accrued payroll costs consisted of the following:

December 31,	**2013**	2012
Payroll and benefits	**$43,059**	$36,172
Payroll taxes	**9,111**	9,246
Health insurance liabilities	**2,993**	3,114
Workers' compensation liabilities	**1,709**	1,531
	$56,872	$50,063

9. OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

December 31,	**2013**	2012
Supplemental executive retirement plan (Note 12)	**$ —**	$10,682
Other	**1,141**	882
	$1,141	$11,564

10. CREDIT FACILITY

On September 20, 2011, Kforce entered into a Third Amended and Restated Credit Agreement, with a syndicate led by Bank of America, N.A. This was amended on March 30, 2012 in connection with the divestiture of KCR and was amended on December 27, 2013 (as amended to date, the "Credit Facility") through the execution of a Second Amendment and Joinder resulting in the increase in the borrowing capacity from $100 million to $135 million by executing the accordion feature under the Credit Facility. Kforce has a remaining accordion option of $15 million. The maximum borrowings available to Kforce under the Credit Facility are limited to: (a) a revolving credit facility of up to $135 million (the "Revolving Loan Amount") and (b) a $15 million sub-limit included in the Credit Facility for letters of credit.

Borrowing availability under the Credit Facility is limited to the remainder of (a) the lesser of (i) $135 million minus the four week average aggregate weekly payroll of employees assigned to work for customers, or (ii) 85% of the net amount of eligible accounts receivable, plus 80% of the net amount of eligible unbilled accounts receivable, plus 80% of the net amount of eligible employee placement accounts, minus certain minimum availability reserves, and in either case, minus (b) the aggregate outstanding amount under the Credit Facility. Outstanding borrowings under the Revolving Loan Amount bear interest at a rate of (a) LIBOR plus an applicable margin based on various factors or (b) the higher of: (i) the prime rate, (ii) the federal funds rate plus 0.50% or (iii) LIBOR plus 1.25%. Letters of credit issued under the Credit Facility require Kforce to pay a fronting fee equal to 0.125% of the amount of each letter of credit issued, plus a per annum fee equal to the applicable margin for LIBOR loans based on the total letters of credit outstanding. To the extent that Kforce has unused availability under the Credit Facility, an unused line fee is required to be paid equal to the applicable margin times the amount by which the maximum revolver amount exceeded the sum of the average daily outstanding amount of the revolving loans and the average daily undrawn face amount of outstanding letters of credit during the immediate preceding month. Borrowings under the Credit Facility are secured by substantially all of the assets of Kforce and its subsidiaries, excluding the real estate located at Kforce's corporate headquarters in Tampa, Florida. Under the Credit Facility, Kforce is subject to certain affirmative and negative covenants including (but not limited to) the maintenance of a fixed charge coverage ratio of at least 1.00 to 1.00 if the Firm's availability under the Credit Facility is less than the greater of 10% of the aggregate amount of the commitment of all of the lenders under the Credit Facility and $11 million. Kforce had availability under the Credit Facility of $43.2 million as of December 31, 2013; therefore, the minimum fixed charge coverage ratio was not applicable. Kforce believes that it will be able to maintain the minimum availability requirement; however, in the event that Kforce is unable to do so, Kforce could fail the fixed charge coverage ratio, which would constitute an event of default. Kforce believes the likelihood of default is remote. The Credit Facility expires September 20, 2016.

As of December 31, 2013 and 2012, $62,642 and $21,000 was outstanding under the Credit Facility, respectively.

11. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:

December 31,	**2013**	2012
Deferred compensation plan (Note 12)	**$22,247**	$19,115
Supplemental executive retirement plan (Note 12)	**7,852**	8,976
Supplemental executive retirement health plan (Note 12)	**2,627**	3,554
Other	**3,830**	2,640
	$36,556	$34,285

12. EMPLOYEE BENEFIT PLANS

Alternative Long-Term Incentive

On January 3, 2012, Kforce granted to certain executive officers an ALTI as the result of certain performance criteria established in 2011 being met, which was to be initially measured over three tranches having periods of 12, 24, and 36 months, respectively. The terms of the grants specified that the ultimate annual payouts would be based on: (a) Kforce's common stock price changes each year relative to its peer group or (b) the achievement of other market conditions contained in the terms of the award.

As discussed within Note 2—"Discontinued Operations," the Board approved the acceleration of all outstanding and unvested long-term incentives, including the ALTI, effective March 31, 2012. The accelerated ALTI of $9,805 was paid in April 2012. Kforce recognized total compensation expense related to ALTI $9,805 during the year ended December 31, 2012. No compensation expense related to ALTIs was recorded during the years ended December 31, 2013 or 2011.

401(k) Savings Plans

Kforce has a qualified defined contribution 401(k) Retirement Savings Plan (the "Kforce 401(k) Plan") covering substantially all Kforce Inc. employees. Assets of the Kforce 401(k) Plan are held in trust for the sole benefit of employees and/or their beneficiaries. On October 2, 2006, Kforce created the Kforce Government Practice Plan, a qualified defined contribution 401(k) retirement savings plan (the "Government 401(k) Plan"), which covers all eligible employees of the GS segment. Assets of the Government 401(k) Plan are held in trust for the sole benefit of employees and/or their beneficiaries. Employer matching contributions are discretionary and are funded annually as approved by the Board of Directors.

Kforce accrued matching contributions of $973 and $1,139 for the above plans as of December 31, 2013 and 2012, respectively. The Kforce 401(k) Plan and Government 401(k) Plan held a combined 317 and 363 shares of Kforce's common stock as of December 31, 2013 and 2012, respectively.

Employee Stock Purchase Plan

Kforce's employee stock purchase plan allows all eligible employees to purchase Kforce's common stock at a 5% discount from its market price at the end of a rolling three-month offering period. Kforce issued 41, 51 and 56 shares of common stock at an average purchase price of $14.88, $12.55 and $12.64 per share during the years ended December 31, 2013, 2012 and 2011, respectively. All shares purchased under the employee stock purchase plan were settled using Kforce's treasury stock.

Deferred Compensation Plan

Kforce has a Non-Qualified Deferred Compensation Plan (the "Kforce NQDC Plan") and a Kforce Non-Qualified Deferred Compensation Government Practice Plan (the "GS NQDC Plan"), pursuant to which eligible management and highly compensated key employees, as defined by IRS regulations, may elect to defer all or part of their compensation to later years. These amounts are classified in accounts payable and other accrued liabilities if payable within the next year or as other long-term liabilities if payable after the next year, upon retirement or termination of employment. At December 31, 2013 and 2012, amounts included in accounts payable and other accrued liabilities related to the deferred compensation plan totaled $3,149 and $1,699, respectively. Amounts included in other long-term liabilities related to the deferred compensation plan totaled $22,247 and $19,115 as of December 31, 2013 and 2012, respectively. Kforce has insured the lives of certain participants in the deferred compensation plan to assist in the funding of the deferred compensation liability. Compensation expense of $578, $648 and $1,358 was recognized for the plans for the years ended December 31, 2013, 2012 and 2011, respectively.

Employee distributions are being funded through proceeds from the sale of assets held within our Rabbi Trust. The fair value of the assets within the Rabbi Trust, including the cash surrender value of the Company-owned life insurance policies, money market funds and bond mutual funds, was $24,910 and $20,801 as of December 31, 2013 and 2012, respectively, and is recorded in Other assets, net in the accompanying consolidated balance sheet. For the years ended December 31, 2013 and 2012, there was $15 in losses and $519 in gains, respectively, attributable to the investments in trading securities, including both money market funds and bond mutual funds, which is included in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). The Firm held no trading securities, and as such, recorded no gains or losses during the year ended December 31, 2011.

Foreign Pension Plan

Kforce maintains a foreign defined benefit pension plan for eligible employees of the Philippine branch of Global that is required by Philippine labor laws. The plan defines retirement as those employees who have attained the age of 60 and have completed at least five years of credited service. Benefits payable under the plan equate to one-half month's salary for each year of credited service. Benefits under the plan are paid out as a lump sum to eligible employees at retirement.

The significant assumptions used by Kforce in the actuarial valuation include the discount rate, the estimated rate of future annual compensation increases and the estimated turnover rate. As of December 31, 2013, 2012 and 2011, the discount rate used to determine the actuarial present value of the projected benefit obligation and pension expense was 5.0%, 6.0% and 7.40%, respectively. The discount rate was determined based on long-term Philippine government securities yields commensurate with the expected payout of the benefit obligation. The estimated rate of future annual compensation increases as of December 31, 2013, 2012 and 2011 was 3.0%, 3.0% and 5.0%, respectively, and was based on historical compensation increases as well as future expectations. The Company applies a turnover rate to the specific age of each group of employees, which ranges from 20 to 64 years of age. For the years ended December 31, 2013, 2012 and 2011, net periodic benefit cost was $92, $128 and $189, respectively.

As of December 31, 2013 and 2012, the projected benefit obligation associated with our foreign defined benefit pension plan was $1,434 and $1,187, respectively, which is classified in other long-term liabilities in the accompanying consolidated balance sheets.

Supplemental Executive Retirement Plan

Kforce maintains a Supplemental Executive Retirement Plan (the "SERP") for the benefit of certain Named Executive Officers ("NEOs"). The primary goals of the SERP are to create an additional wealth accumulation opportunity, restore lost qualified pension benefits due to government limitations and retain our NEOs. The SERP is a non-qualified benefit plan and does not include elective deferrals of covered executive officers' compensation.

Normal retirement age under the SERP is defined as age 65; however, certain conditions allow for early retirement as early as age 55 or upon a change in control. Vesting under the plan is defined as 100% upon a participant's attainment of age 55 and 10 years of service and 0% prior to a participant's attainment of age 55 and 10 years of service. Full vesting also occurs if a participant with five years or more of service is involuntarily terminated by Kforce without cause or upon death, disability or a change in control. The SERP is funded entirely by Kforce, and benefits are taxable to the executive officer upon receipt and deductible by Kforce when paid. Benefits payable under the SERP upon the occurrence of a qualifying distribution event, as defined, are targeted at 45% of the covered executive officers' average salary and bonus, as defined, from the three years in which the executive officer earned the highest salary and bonus during the last 10 years of employment, which is subject to adjustment for retirement prior to the normal retirement age and the participant's vesting percentage. The benefits under the SERP are reduced for a participant that has not reached age 62 with 10 years of service or age 55 with 25 years of service with a percentage reduction up to the normal retirement age.

Benefits under the SERP are normally paid based on the lump sum present value but may be paid over the life of the covered executive officer or 10-year annuity, as elected by the covered executive officer upon commencement of participation in the SERP. None of the benefits earned pursuant to the SERP are attributable to services provided prior to the effective date of the plan. For purposes of the measurement of the benefit obligation as of December 31, 2013, Kforce has assumed that all participants will elect to take the lump sum present value option based on historical trends.

Actuarial Assumptions

The following represents the actuarial assumptions used to determine the actuarial present value of projected benefit obligations at:

December 31,	**2013**	2012
Discount rate	**3.75%**	2.50%
Expected long-term rate of return on plan assets	**—**	—
Rate of future compensation increase	**4.00%**	3.75%

The following represents the weighted average actuarial assumptions used to determine net periodic benefit cost for the years ended:

December 31,	**2013**	2012	2011
Discount rate	**2.50%**	3.25%	4.00%
Expected long-term rate of return on plan assets	**—**	—	—
Rate of future compensation increase	**4.00%**	4.00%	4.00%

The discount rate was determined using the Moody's Aa long-term corporate bond yield as of the measurement date with a maturity commensurate with the expected payout of the SERP obligation. This rate is also compared against the Citigroup Pension Discount Curve and Liability Index to ensure the rate used is reasonable and may be adjusted accordingly. This index is widely used by companies throughout the United States and is considered to be one of the preferred standards for establishing a discount rate.

Due to the SERP being unfunded as of December 31, 2013 and 2012, it is not necessary for Kforce to determine the expected long-term rate of return on plan assets. Once funded, Kforce will determine the expected long-term rate of return on plan assets by determining the composition of the asset portfolio, the historical long-term investment performance and the current market conditions. The assumed rate of future compensation increases is based on a combination of factors, including the historical compensation increases for its NEOs and future target compensation levels for its NEOs taking into account the NEOs' assumed retirement date.

The periodic benefit cost is based on actuarial assumptions that are reviewed on an annual basis; however, Kforce monitors these assumptions on a periodic basis to ensure that they accurately reflect current expectations of the cost of providing retirement benefits.

Net Periodic Benefit Cost

The following represents the components of net periodic benefit cost for the years ended:

December 31,	**2013**	2012	2011
Service cost	**$2,018**	$2,087	$3,248
Interest cost	**471**	560	482
Amortization of actuarial loss	**97**	164	76
Settlement loss	**24**	—	—
Net periodic benefit cost	**$2,610**	$2,811	$3,806

Changes in Benefit Obligation

The following represents the changes in the benefit obligation for the years ended:

December 31,	**2013**	2012
Projected benefit obligation, beginning	**$ 19,658**	$17,230
Service cost	**2,018**	2,087
Interest cost	**471**	560
Actuarial experience and changes in actuarial assumptions	**(1,475)**	(219)
Curtailment	**(2,138)**	—
Benefits paid	**(10,682)**	—
Projected benefit obligation, ending	**$ 7,852**	$19,658

During the three months ended December 31, 2013, in connection with the Firm's organizational realignment, two participants in the SERP were terminated, resulting in a curtailment of $2,138 to the projected benefit obligation. Additionally, during the three months ended December 31, 2013, Kforce made a lump sum payment to a participant in the SERP of $10,682 as a result of the participant's separation from service on June 1, 2013, as previously announced. The current portion of the present value of the projected benefit obligation (as recorded in other current liabilities in the accompanying consolidated balance sheets) was $0 and $10,682 as of December 31, 2013 and 2012, respectively. The long-term portion of the present value of the projected benefit obligation as of December 31, 2013 and 2012 was $7,852 and $8,976, respectively, and is recorded in other long-term liabilities in the accompanying consolidated balance sheets. During the year ended December 31, 2012, there were no payments made under the SERP.

Contributions

There is no requirement for Kforce to fund the SERP and, as a result, no contributions have been made to the SERP through the year ended December 31, 2013. Kforce does not currently anticipate funding the SERP during the year ending December 31, 2014.

Estimated Future Benefit Payments

Benefit payments by the SERP, which reflect the anticipated future service of participants, are expected to be paid (undiscounted) as follows:

	Projected Annual Benefit Payments
2014	$ —
2015	—
2016	—
2017	—
2018	—
2019-2023	7,494
Thereafter	3,044

Supplemental Executive Retirement Health Plan

Kforce maintains a Supplemental Executive Retirement Health Plan ("SERHP") to provide postretirement health and welfare benefits to certain executives. The vesting and eligibility requirements mirror that of the SERP, and no advance funding is required by Kforce or the participants. Consistent with the SERP, none of the benefits earned are attributable to services provided prior to the effective date of the plan.

Actuarial Assumptions

The following represents the actuarial assumptions used to determine the present value of the postretirement benefit obligation at:

December 31,	**2013**	2012
Discount rate	**5.00%**	3.75%
Expected long-term rate of return on plan assets	—	—

The following represents the actuarial assumptions used to determine the net periodic postretirement benefit cost for the years ended:

December 31,	**2013**	2012	2011
Discount rate	**3.75%**	4.00%	5.25%
Expected long-term rate of return on plan assets	**—**	—	—

The discount rate was determined using the Moody's Aa long-term corporate bond yield as of the measurement date with a maturity commensurate with the expected payout of the SERP obligation. This rate is compared against the Citigroup Pension Discount Curve and Liability Index to ensure the rate used is reasonable.

Due to the SERHP being unfunded as of December 31, 2013 and 2012, it is not necessary for Kforce to determine the expected long-term rate of return on plan assets. Once funded, Kforce will determine the expected long-term rate of return on plan assets by determining the composition of the asset portfolio, the historical long-term investment performance and current market conditions.

The following represents the assumed health care cost trend rates used to determine the postretirement benefit obligations for the years ended:

December 31,	**2013**	2012
Health care cost trend rate assumed for next year	**7.5%**	7.50%
Rate to which the cost trend rate is assumed to decline to (ultimate trend rate)	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**2018**	2017

Assumed health care cost trend rates can have a significant effect on the amounts reported for the SERHP. A one percent change in assumed health care cost trend rates would have the following effects:

	One Percentage Point	
	Increase	Decrease
Effect of total of service and interest cost	$ 73	$ (59)
Effect on postretirement benefit obligation	$459	$(374)

Net Periodic Postretirement Benefit Cost

The following represents the components of net periodic postretirement benefit cost for the years ended:

December 31,	**2013**	2012	2011
Service cost	**$ 649**	$ 919	$324
Interest cost	**134**	150	47
Amortization of actuarial loss	**86**	272	6
Curtailment gain	**(359)**	—	—
Net periodic benefit (gain) cost	**$ 510**	$1,341	$377

Changes in Postretirement Benefit Obligation

The following represents the changes in the postretirement benefit obligation for the years ended:

December 31,	**2013**	2012
Accumulated postretirement benefit obligation, beginning	**$3,574**	$ 3,764
Service cost	**649**	919
Interest cost	**134**	150
Actuarial experience and changes in actuarial assumptions	**(834)**	(1,259)
Curtailment	**(785)**	—
Benefits paid	**(64)**	—
Accumulated postretirement benefit obligation, ending	**$2,674**	$ 3,574

During the three months ended December 31, 2013, in connection with the Firm's organizational realignment, two participants in the SERHP were terminated, resulting in a curtailment of $785 to the projected benefit obligation and in the recognition of a curtailment gain of $359 recorded in selling, general and administrative expenses in the corresponding consolidated statement of operations and comprehensive income (loss). The current portion of the accumulated postretirement benefit obligation as recorded in other current liabilities in the accompanying consolidated balance sheets was $47 and $20 as of December 31, 2013 and 2012, respectively. The long-term portion of the accumulated postretirement benefit obligation as of December 31, 2013 and 2012 is $2,627 and $3,554, respectively, and is recorded in other long-term liabilities in the accompanying consolidated balance sheets. During the year ended December 31, 2012, there were no payments made under the SERHP.

Estimated Future Benefit Payments

Benefit payments by the SERHP, which reflect anticipated future service of the participants, are expected to be paid (undiscounted) as follows:

	Projected Annual Benefit Payments
2014	$ 48
2015	52
2016	57
2017	70
2018	76
2019-2023	743
Thereafter	7,491

Pretax amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2013 that have not yet been recognized as components of net periodic benefit cost for all of Kforce's defined benefit pension and postretirement plans, including the foreign defined benefit plan, consist entirely of actuarial gains and losses arising from the actuarial experience of the plans and changes in actuarial assumptions, as follows:

	Pensions	Postretirement
Net pretax actuarial gain	$304	$234

The estimated portion of the net actuarial loss above that is expected to be recognized as a component of net periodic benefit cost in the year ending December 31, 2014 is shown below:

	Pensions	Postretirement
Recognized net actuarial loss (gain)	$11	$—

13. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., an exit price) in an orderly transaction between market participants at the measurement date. It establishes a fair value hierarchy and a framework which requires categorizing assets and liabilities into one of three levels based on the assumptions (inputs) used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. Level 1 inputs are unadjusted, quoted market prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets. Level 3 inputs include unobservable inputs that are supported by little, infrequent, or no market activity and reflect management's own assumptions about inputs used in pricing the asset or liability. The Company uses the following valuation techniques to measure fair value.

The underlying investments within Kforce's deferred compensation plans have included money market funds and bond mutual funds, which are held within the Rabbi Trust. The assets previously in bond mutual funds as of December 31, 2012 are now held in money market funds as of December 31, 2013. Assets held within the money market funds and bond mutual funds are measured on a recurring basis and are recorded at fair value based on each fund's quoted market value per share in an active market, which is considered a Level 1 input.

Certain assets, in specific circumstances, are measured at fair value on a non-recurring basis utilizing Level 3 inputs such as goodwill, other intangible assets and other long-lived assets. For these assets, measurement at fair value in periods subsequent to their initial recognition would be applicable if one or more of these assets were determined to be impaired.

There were no transfers into or out of Level 1, 2 or 3 assets during the years ended December 31, 2013 and 2012. Transfers between levels are deemed to have occurred if the lowest level of input were to change.

Kforce's measurements at fair value on a recurring and non-recurring basis as of December 31, 2013 and 2012 were as follows:

Assets/(Liabilities) Measured at Fair Value:	Asset/(Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
As of December 31, 2013:				
Recurring basis:				
Money market funds (1)	**$ 869**	**$ 869**	**$ —**	**$ —**
Credit Facility (2)	**$(62,642)**	**$ —**	**$(62,642)**	**$ —**
Non-recurring basis:				
Goodwill (3)	**$ 48,900**	**$ —**	**$ —**	**$48,900**
As of December 31, 2012:				
Recurring basis:				
Bond mutual funds (1)	$ 4,124	$4,124	$ —	$ —
Credit Facility (2)	$(21,000)	$ —	$(21,000)	$ —
Non-recurring basis:				
Goodwill (3)	$ 63,410	$ —	$ —	$63,410

(1) See Note 12—"Employee Benefit Plans" and Note 5—"Other Assets" for additional discussion.
(2) The carrying value of long-term debt approximates its estimated fair value as it re-prices at varying interest rates.
(3) This amount is representative of the aggregated goodwill balance. The portion measured at fair value as of December 31, 2013 and 2012 of $18,973 and $33,483, respectively, was related to the GS segment. The remaining portion of the goodwill balance presented is at carrying value. See Note 6—"Goodwill and Other Intangible Assets" for additional discussion.

14. STOCK INCENTIVE PLANS

On April 5, 2013, the shareholders approved the 2013 Stock Incentive Plan, which was previously adopted by the Board of Directors on March 1, 2013, subject to shareholder approval. The aggregate number of shares of common stock that are subject to awards under the 2013 Stock Incentive Plan, subject to adjustment upon a change in capitalization, is 4,000. On June 20, 2006, the shareholders approved the 2006 Stock Incentive Plan and, as amended, the aggregate number of shares of common stock that are subject to awards is 7,850.

The 2013 Stock Incentive Plan and 2006 Stock Incentive Plan allow for the issuance of stock options, stock appreciation rights ("SARs") and restricted stock, subject to share availability. Vesting of equity instruments is determined on a grant-by-grant basis. Options expire at the end of 10 years from the date of grant, and Kforce issues new shares upon exercise of options.

The 2013 Stock Incentive Plan terminates on April 5, 2023 and the 2006 Stock Incentive Plan terminates on April 28, 2016. The Incentive Stock Option Plan expired in 2005.

Total compensation expense recognized related to all equity awards during the years ended December 31, 2013, 2012 and 2011 was $2,570, $26,243 and $11,976, respectively. The related tax benefit for the three years ended December 31, 2013 was $1,018, $10,241 and $4,696, respectively.

Stock Options

The following table presents the activity under each of the stock incentive plans discussed above for the three years ended December 31, 2013:

	Incentive Stock Option Plan	Stock Incentive Plan	Total	Weighted Average Exercise Price Per Share	Total Intrinsic Value of Options Exercised
Outstanding as of December 31, 2010	587	98	685	$ 9.47	
Exercised	(349)	—	(349)	$ 8.20	$2,931
Forfeited/Cancelled	(12)	—	(12)	$10.75	
Outstanding as of December 31, 2011	226	98	324	$10.79	
Exercised	(65)	(5)	(70)	$10.48	$ 238
Forfeited/Cancelled	(7)	—	(7)	$11.00	
Outstanding as of December 31, 2012	154	93	247	$10.87	
Exercised	**(57)**	**(10)**	**(67)**	**$ 8.98**	**$ 573**
Forfeited/Cancelled	**—**	**—**	**—**	**$ —**	
Outstanding and Exercisable as of December 31, 2013	**97**	**83**	**180**	**$11.57**	

The following table summarizes information about employee and director stock options under all of the plans mentioned above as of December 31, 2013:

	Outstanding and Exercisable			
Range of Exercise Prices	Number of Awards (#)	Weighted Average Remaining Contractual Term (Yrs)	Weighted Average Exercise Price ($)	Total Intrinsic Value
$0.00 — $ 8.95	—	—	$ —	$ —
$8.96 — $14.45	181	2.17	$11.57	1,605
	181	2.17	$11.57	$1,605

No compensation expense was recorded during the years ended December 31, 2013, 2012 or 2011 as a result of the grant date fair value having been fully amortized as of December 31, 2009. As of December 31, 2013, there was no unrecognized compensation cost related to non-vested options.

Stock Appreciation Rights

Although no such requirement exists, SARs have historically been granted (if any) on the first trading day of each year to certain Kforce executives based on the extent by which annual long-term incentive performance goals, which are established by Kforce's Compensation Committee during the first 90 days of the year of performance, are certified by the Compensation Committee as having been met. SARs generally cliff vest three years from the date of issuance; however, vesting is accelerated if Kforce's stock price exceeds the stock price at the date of grant by 30% for a period of 10 trading days, or if the Compensation Committee determines that the criteria for acceleration are satisfied. There were no SARs granted during the three years ended December 31, 2013.

There was no SARs activity during the year ended December 31, 2013 or 2012. Therefore, the following table presents only the activity for the year ended December 31, 2011:

	Number of SARs	Weighted Average Exercise Price Per SAR	Total Intrinsic Value of SARs Exercised
Outstanding as of December 31, 2010	169	$10.32	
Exercised	**(169)**	**$10.32**	**$1,278**
Outstanding as of December 31, 2011	**—**	**$ —**	

No compensation expense was recognized during the three years ended December 31, 2013 due to the grant date fair value being fully amortized as of December 31, 2008. As of December 31, 2013, there was no unrecognized compensation cost related to SARs.

Restricted Stock

Restricted stock grants made to Kforce's executives and management are generally based on the extent by which annual long-term incentive performance goals, which are established by Kforce's Compensation Committee during the first quarter of the year of performance, have been met, as certified by the Compensation Committee. Restricted stock granted by Kforce contains time-based vesting terms ranging from two to ten years and, for certain awards, includes a performance-acceleration feature upon which vesting would accelerate if Kforce's closing stock price exceeded the stock price at the date of grant by a pre-established percentage (which historically ranged from 40—50%) for a period of 10 trading days, or if the Compensation Committee determined that the criteria for acceleration was satisfied. Kforce refers to restricted stock containing only a time-based vesting term as restricted stock whereas restricted stock containing both a time-based vesting term and a performance-acceleration feature is referred to by the Company as performance-accelerated restricted stock. During the three months ended December 31, 2013, Kforce granted restricted stock and performance-accelerated restricted stock both having a time-based vesting period of ten years with 20% of the grant vesting annually in years six through ten.

Restricted stock contain voting rights and are included in the number of shares of common stock issued and outstanding. Restricted stock granted contain the right to dividends in the form of additional shares of restricted stock at the same rate as the cash dividend on common stock and containing the same vesting provisions as the underlying award. The following table presents the activity for the three years ended December 31, 2013:

	Number of Restricted Stock	Weighted Average Grant Date Fair Value	Total Intrinsic Value of Restricted Stock Vested
Outstanding as of December 31, 2010	1,898	$12.34	
Granted (a)	1,604	$16.31	
Vested	(168)	$11.41	$ 2,592
Forfeited	—	$ —	
Outstanding as of December 31, 2011	3,334	$14.30	
Granted	288	$12.67	
Vested	(3,191)	$14.15	$47,407
Forfeited (a)	(393)	$16.37	
Outstanding as of December 31, 2012	38	$12.11	
Granted	**904**	**$16.72**	
Vested	**(109)**	**$14.15**	**$ 2,092**
Forfeited	**(22)**	**$15.43**	
Outstanding as of December 31, 2013	**811**	**$16.89**	

(a) Included in the restricted stock granted during the year ended December 31, 2011 are 689 shares of performance-based restricted stock which were subject to forfeiture based upon the level of attainment of performance conditions pre-established by the Compensation Committee. In February 2012, the Compensation Committee certified 2011 performance measures, which resulted in the forfeiture of approximately 393 of these shares of restricted stock which was consistent with estimated forfeitures during 2011 that was used for compensation expense recognition purposes.

The fair market value of restricted stock is determined based on the closing stock price of Kforce's common stock at the date of grant, and is amortized on a straight-line basis over the requisite service period. For the performance-accelerated restricted stock, the requisite service period is the derived service period, which is determined using a Monte Carlo model.

In connection with the Firm's organizational realignment, Kforce terminated two of its NEOs during the three months ended December 31, 2013. In connection with their termination, Kforce accelerated the vesting of their restricted stock and, as a result, accelerated all of the related unrecognized compensation expense associated with these awards of $1,078 during the three months ended December 31, 2013.

As discussed within Note 2—"Discontinued Operations," the Board approved the vesting acceleration of substantially all of the outstanding and unvested long-term incentives, including the restricted stock, effective March 31, 2012. As a result of the acceleration, Kforce accelerated all of the previously unrecognized compensation expense associated with these awards of $22,158 during the three months ended March 31, 2012.

Kforce recognized total compensation expense related to restricted stock of $2,570, $26,243 and $11,976 during the years ended December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013, total unrecognized compensation expense related to restricted stock was $7,525, which will be recognized over a weighted average remaining period of 4.1 years.

15. ORGANIZATIONAL REALIGNMENT

During October 2013, the Firm commenced a plan to streamline its leadership and support-related structure to better align a higher percentage of personnel in roles that are closest to the customer through an organizational realignment. The new organizational design is intended to provide improved accountability and deliver better results for our clients, consultants and core personnel. As a result of the organizational realignment, Kforce incurred severance and termination-related expenses of $7,097 during the three months ended December 31, 2013, which is recorded within selling, general and administrative expenses in the consolidated statement of operations and comprehensive income (loss). The severance and termination-related expenses included the acceleration of previously unrecorded stock compensation expense of $1,078. Additionally, in connection with the realignment and succession planning, the Compensation Committee approved discretionary bonuses of $3,606 paid to a broad group of senior management during the fourth quarter of 2013. As of December 31, 2013, Kforce accrued approximately $1,416 of severance and termination-related expenses, which is expected to be paid during the first quarter of 2014 and is recorded in accounts payable and other accrued liabilities on the Consolidated Balance Sheet. There were no realignment charges incurred during the years ended December 31, 2012 or 2011.

16. COMMITMENTS AND CONTINGENCIES

Lease Commitments

Kforce leases space and operating assets under operating and capital leases expiring at various dates, with some leases cancelable upon 30 to 90 days notice and with some leases containing escalation in rent clauses. The leases require Kforce to pay taxes, insurance and maintenance costs, in addition to rental payments.

Future minimum lease payments, inclusive of accelerated lease payments, under non-cancelable capital and operating leases are summarized as follows:

	2014	2015	2016	2017	2018	Thereafter	Total
Capital leases							
Present value of payments	$1,256	$1,000	$ 313	$ 51	$ —	$ —	$ 2,620
Interest	2,283	2,212	959	8	—	—	5,462
Capital lease payments	$3,539	$3,212	$1,272	$ 59	$ —	$ —	$ 8,082
Operating leases							
Facilities	$5,373	$3,635	$2,342	$748	$424	$19	$12,541
Furniture and equipment	37	18	8	—	—	—	63
Total operating leases	$5,410	$3,653	$2,350	$748	$424	$19	$12,604
Total leases	$8,949	$6,865	$3,622	$807	$424	$19	$20,686

The present value of the minimum lease payments for capital lease obligations has been classified in other current liabilities and long-term debt—other, according to their respective maturities. Rental expense under operating leases was $5,265, $5,225 and $6,027 for the years ended December 31, 2013, 2012 and 2011, respectively.

Purchase Commitments

Kforce has entered into various commitments including, among others, a compensation software hosting and licensing arrangement, and a commitment for data center fees for certain of our information technology applications. As of December 31, 2013, these commitments amounted to approximately $10,787 and are expected to be paid as follows: $6,165 in 2014; $3,762 in 2015; $860 in 2016; and $0 in 2017 and 2018.

Letters of Credit

Kforce provides letters of credit to certain vendors in lieu of cash deposits. At December 31, 2013, Kforce had letters of credit outstanding for workers' compensation and other insurance coverage totaling $2,360, and for facility lease deposits totaling $305.

Litigation

On June 18, 2013, Kforce, along with other staffing firms, was named as a defendant in a class action lawsuit filed in the Orange County Superior Court of the State of California. The plaintiff alleges that a class of current and former Kforce employees working in California was denied compensation for the time they spent interviewing with current and potential clients of Kforce, over a period covering four years prior to the filing of the complaint. The plaintiff seeks recovery in an unspecified amount for this alleged unpaid compensation, the alleged failure of Kforce to provide them with accurate wage statements, the alleged improper use of debit cards as an employee payment mechanism in certain circumstances, alleged unfair competition, and statutory penalties, attorney's fees and other damages. On August 30, 2013, Kforce moved the matter to the U.S. District Court of the Central District of California, Case No. 8:13cv1356. On January 30, 2014, the U.S. District Court of Central District of California substantially granted summary judgment in favor of Kforce with the exception of the plaintiff's claim for waiting time penalties, which is an individual claim and not part of the class action. The case has been remanded to Orange County Superior Court. Absent a successful appeal of the class action allegations by the plaintiff, this case does not present a reasonable possibility of a material loss. At this stage of the litigation for the individual claim, it is not reasonable to estimate the outcome or a range of loss, should a loss occur. Accordingly, no amounts have been provided for in Kforce's Consolidated Financial Statements.

On February 19, 2014, the United States District Court for the Middle District of Florida unsealed a qui tam complaint that had been filed by a terminated former employee in June of last year. The complaint was filed against Kforce and Kforce Government Solutions Inc. ("KGS"). It alleges False Claims Act and federal and state whistleblower statute violations and certain accounting irregularities, as well as employment law and defamation claims. The United States government has not intervened in this action at this time. While the qui tam action was first disclosed to Kforce and KGS on February 19, 2014, counsel for the former employee previously informed Kforce and KGS of substantially similar allegations in a postemployment demand letter. After the allegations were raised, the matter was referred to the Audit Committee of Kforce's Board of Directors for an investigation. The Audit Committee retained experienced, independent counsel for investigation. With the help of forensic accountants, the investigators concluded that the False Claims Act and accounting irregularity allegations raised in the demand letter were unsupported by material, credible evidence. Due to, among other things, this independent investigation, Kforce and KGS believe the allegations in the complaint are factually inaccurate and without merit. Kforce and KGS intend to vigorously defend the litigation. At this stage of the litigation, it is not reasonable to estimate the outcome or a range of loss, should a loss occur. Accordingly, no amounts have been provided for in Kforce's Consolidated Financial Statements.

In the ordinary course of its business, Kforce is from time to time threatened with litigation or named as a defendant in various lawsuits and administrative proceedings. While management does not expect any of these other matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties. Kforce maintains liability insurance in such amounts and with such coverage and deductibles as management believes is reasonable. The principal liability risks that Kforce insures against are workers' compensation, personal injury, bodily injury, property damage, directors' and officers' liability, errors and omissions, employment practices liability and fidelity losses. There can be no assurance that Kforce's liability insurance will cover all events or that the limits of coverage will be sufficient to fully cover all liabilities.

Kforce is not aware of any litigation that would reasonably be expected to have a material effect on its results of operations, its cash flows or its financial condition.

Tax Audits

During 2013, the IRS finished an examination of Kforce's U.S. income tax return for 2009 with no material adjustments, and no settlements. During 2013, the IRS commenced a Limited Issue Focused Exam of Kforce's 2010 and 2011 U.S. income tax returns. No material liabilities are expected to result from this ongoing examination. During 2012, Kforce was audited by state taxing authorities for sales, income and gross receipts taxes, which in some cases covered multiple years. In 2012, the tax audits were settled for $1,624 in cash.

Employment Agreements

Kforce has entered into employment agreements with certain executives that provide for minimum compensation, salary and continuation of certain benefits for a six-month to a three-year period under certain circumstances. Certain of the agreements also provide for a severance payment of one to three times annual salary and one half to three times average annual bonus if such an agreement is terminated without good cause by the employer or for good reason by the employee. These agreements contain certain post-employment restrictive covenants. Kforce's liability at December 31, 2013 was approximately $39,804 if all of the employees under contract were terminated without good cause by the employer or the employees resigned for good reason following a change in control and $12,686 if all of the employees under contract were terminated by Kforce without good cause or the employees resigned for good reason in the absence of a change of control.

Kforce has not recorded any liability related to the employment agreements as no events have occurred that would require payment under the agreements.

17. REPORTABLE SEGMENTS

Kforce's reportable segments are as follows: (i) Tech, (ii) FA, (iii) HIM and (iv) GS. This determination was supported by, among others: the existence of segment presidents responsible for the operations of each segment and who also report directly to our chief operating decision maker, the nature of the segment's operations and information presented to the Board of Directors. The Firm's realignment plan, as described more fully in Note 15 —"Organizational Realignment," did not cause any changes to the composition of our reportable segments.

Historically, and through our year ended December 31, 2013, Kforce has generated only sales and gross profit information on a segment basis. Substantially all operations and long-lived assets are located in the United States. We do not report total assets separately by segment as our operations are largely combined. The following table has been updated to reflect the disposition of KCR. As described in Note 2—"Discontinued Operations," all revenues and gross profit associated with the discontinued operation have been recorded within income from discontinued operations, net of tax, in the consolidated statement of operations and comprehensive income (loss).

The following table provides information concerning the operations of our segments for the years ended December 31, 2013, 2012 and 2011:

	Technology	Finance and Accounting	Health Information Management	Government Solutions	Total
2013					
Net service revenues					
Flexible billings	**$720,179**	**$213,158**	**$77,745**	**$91,949**	**$1,103,031**
Search fees	**19,183**	**29,259**	**414**	**—**	**48,856**
Total revenue	**$739,362**	**$242,417**	**$78,159**	**$91,949**	**$1,151,887**
Gross profit	**$219,360**	**$ 93,663**	**$25,236**	**$31,353**	**$ 369,612**
2012					
Net service revenues					
Flexible billings	$655,062	$211,797	$76,517	$91,424	$1,034,800
Search fees	20,525	26,679	475	—	47,679
Total revenue	$675,587	$238,476	$76,992	$91,424	$1,082,479
Gross profit	$200,738	$ 91,124	$27,347	$28,724	$ 347,933
2011					
Net service revenues					
Flexible billings	$606,238	$194,359	$68,181	$92,449	$ 961,227
Search fees	17,774	25,216	530	—	43,520
Total revenue	$624,012	$219,575	$68,711	$92,449	$1,004,747
Gross profit	$182,862	$ 82,028	$24,476	$28,381	$ 317,747

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

The quarterly financial data presented below has been adjusted, where applicable, to reflect the discontinued operations of KCR, which is more fully described in Note 2—"Discontinued Operations."

	Three Months Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,
2013				
Net service revenues	**$265,627**	**$283,689**	**$299,652**	**$302,919**
Gross profit	**83,336**	**92,847**	**97,312**	**96,117**
Income from continuing operations, net of income taxes	**3,094**	**6,948**	**8,979**	**(8,234)**
Income from discontinued operations, net of income taxes	**—**	**—**	**—**	**—**
Net income (loss)	**3,094**	**6,948**	**8,979**	**(8,234)**
Earnings (loss) per share—basic	**$0.09**	**$0.21**	**$0.27**	**$(0.25)**
Earnings (loss) per share—diluted	**$0.09**	**$0.21**	**$0.27**	**$(0.25)**
2012				
Net service revenues	$268,350	$274,129	$270,161	$269,839
Gross profit	80,825	89,766	88,762	88,580
(Loss) income from continuing operations, net of income taxes	(17,727)	(33,182)	9,275	5,922
Income (loss) from discontinued operations, net of income taxes	21,803	15	(7)	198
Net income (loss)	4,076	(33,167)	9,268	6,120
Earnings (loss) per share—basic	$0.12	$(0.90)	$0.26	$0.17
Earnings (loss) per share—diluted	$0.12	$(0.90)	$0.26	$0.17

During the fourth quarter of 2013, the Firm executed an organizational realignment plan and incurred severance and termination-related expenses of $7,097 and a Compensation Committee approved discretionary bonuses related to the realignment of $3,606. Additionally, during the fourth quarter of 2013, Kforce recorded a goodwill impairment charge of $14,510.

During the first quarter of 2012, in connection with the disposition of KCR, the Board exercised its discretion, as permitted under the Kforce Inc. 2006 Stock Incentive Plan, to accelerate the vesting, for tax planning purposes, of substantially all of the outstanding and unvested restricted stock and ALTI effective March 31, 2012. The acceleration resulted in the recognition of previously unrecognized compensation expense of $31,297, which includes $784 of payroll taxes. This expense has been classified in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive income (loss).

Additionally, during the second quarter of 2012, Kforce recorded an estimated goodwill impairment charge of $65,300. Kforce completed the step 2 impairment analysis and recorded an additional goodwill impairment charge of $3,858 during the fourth quarter of 2012.

19. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows for the year ended December 31:

	2013	2012	2011
Cash paid during the period for:			
Income taxes, net	**$14,789**	$14,456	$8,747
Interest, net	**$ 800**	$ 554	$ 838
Non-Cash Transaction Information:			
Tax benefit from disqualifying dispositions of stock options and restricted stock	**$ 15**	$ 36	$ 145
Shares tendered in payment of exercise price of stock options and SARs	**$ —**	$ 161	$2,401
Common Stock transactions:			
Employee stock purchase plan	**$ 613**	$ 647	$ 705
Equipment acquired under capital leases	**$ 1,929**	$ 672	$1,166

CORPORATE INFORMATION

BOARD OF DIRECTORS

David L. Dunkel
Chairman and
Chief Executive Officer,
Kforce Inc.

John N. Allred
President, A.R.G., Inc.

W.R. Carey, Jr.
Chief Executive Officer,
Corporate Resource Development, Inc.

Richard M. Cocchiaro
Vice Chairman and Vice President,
Kforce Inc.

Mark F. Furlong
President and
Chief Executive Officer,
BMO Harris Bank N.A.

Elaine D. Rosen
Nonexecutive Chair of the Board,
Assurant, Inc.
Chair of the Board,
The Kresge Foundation

Ralph E. Struzziero
Consultant

Howard W. Sutter
Vice Chairman and Vice President,
Kforce Inc.

A. Gordon Tunstall
President and
Chief Executive Officer,
Tunstall Consulting

EXECUTIVE AND SENIOR OFFICERS

David L. Dunkel
Chairman and
Chief Executive Officer

Joseph J. Liberatore
President

David M. Kelly
Chief Financial Officer
and Secretary

Kye L. Mitchell
Chief Operations Officer, East

Jeffrey T. Neal
Chief Operations Officer, West

Patrick D. Moneymaker
Chairman and CEO of
Kforce Government Solutions Inc.

Peter M. Alonso
Chief Talent Officer

Michael R. Blackman
Chief Corporate Development Officer

Andrew G. Thomas
Chief Field Services Officer

David J. Bair
Executive Director, Technology

Graig D. Paglieri
Chief Delivery Officer

CORPORATE COUNSEL
Holland & Knight LLP
Tampa, Florida

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Tampa, Florida

TRANSFER AGENT
Computershare Trust Company, N.A.
PO Box 43078
Providence, RI 02940-3078
www.computershare.com
Shareholder Inquiries:
1 (877) 282-1168

FORM 10-K AVAILABLE
A copy of the Kforce Inc.'s Annual Report on Form 10-K (excluding exhibits thereto) is available to any investor without charge upon written request to:

Michael R. Blackman
Chief Corporate Development Officer
Kforce Inc.
1001 East Palm Avenue
Tampa, Florida 33605

Or contact us at www.kforce.com or call Investor Relations:
1 (813) 552-2927.

ANNUAL MEETING
The annual meeting of shareholders will be held on April 10, 2014 at 8:00 a.m. at Kforce Inc. headquarters in Tampa, Florida.

WEBSITE INFORMATION
For a comprehensive profile of Kforce Inc., visit the Firm's website at: www.kforce.com.

KFORCE

KFORCE

KFORCE—64 TOTAL OFFICES TO SERVE YOU.

To find the location nearest you, visit our Website at www.kforce.com
or call 1 (800) 395-5575.

Corporate Headquarters: 1001 East Palm Avenue, Tampa, Florida 33605
1 (813) 552-5000

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